Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Akumin Inc. (including its affiliates and subsidiaries, the “Company”) 151 Bloor Street West, Suite 603 Toronto, ON M5S 1S4

1.2	Executive Officer

Riadh Zine, Chairman and Co-Chief Executive Officer – 954-320-6910

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

The Company consummated the acquisition of all of the issued and outstanding common stock of Thaihot Investment Company US Limited, the sole shareholder of Alliance HealthCare Services Inc. (“Alliance”), pursuant to a share purchase agreement dated June 25, 2021 (the “Acquisition”). Alliance is a leading national provider of radiology and oncology solutions providing outsourced advanced radiology and radiation therapy services across 45 states in the U.S. and partnering with more than 1,000 hospitals, health systems and physician practices. Additional disclosure regarding the Acquisition and Alliance can be found in the Company’s material change report dated September 10, 2021, a copy of which is available on the Company’s SEDAR profile at www.sedar.com and under its public disclosure at www.sec.gov.

2.2	Acquisition Date

September 1, 2021

2.3	Consideration

The total purchase price for the Acquisition was approximately US$820 million of which an aggregate of approximately US$42.4 million was satisfied by the issuance of 14,223,570 common shares of the Company (“Common Shares”) at a price of US$2.98 per Common Share with the balance paid in cash or by the assumption of debt. The cash portion of the purchase price was partly financed with (i) US$375 million of proceeds raised from the Company’s private offering of 7.500% senior secured notes due 2028 that closed on August 9, 2021, which proceeds were released from escrow contemporaneously with the closing of the Acquisition when the Company assumed the obligations of the issuer of the notes, Akumin Escrow Inc., and (ii) the proceeds from the issuance of US$340 million of unsecured notes of Akumin Corp. and approximately US$10.4 million of proceeds from the issuance of 3,500,000 Common Shares at a price of US$2.98 per Common Share, in each case issued to Stonepeak Magnet Holdings LP (“Stonepeak”) contemporaneously with the closing of the Acquisition. In connection with the debt and equity financing provided by Stonepeak, Stonepeak also received warrants to purchase 17,114,093 Common Shares at an exercise price of US$2.98 per Common Share.

2.4	Effect on Financial Position

The Company does not have any current plans or proposals for material changes in the Company’s business affairs or the affairs of the businesses of Alliance that it acquired which would have significant effects on the results of operations and financial position of the Company other than what has been discussed above.

2.5	Prior Valuations

To the knowledge of the Company, there has been no valuation opinion obtained within the last 12 months by Alliance or the Company required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the acquisition of Alliance.

2.6	Parties to Transaction

The acquisition was not with any informed person, associate or affiliate of the Company.

2.7	Date of Report

November 15, 2021.

Item 3	Financial Statements and Other Information

The following financial statements, which are appended hereto as Exhibits A through C of this report, respectively, are hereby incorporated by reference and form part of this report:

•	Exhibit A – Audited consolidated financial statements of Alliance HealthCare Services, Inc. for the years ended December 31, 2020 and, 2019 (the “Annual Financial Statements”);

•	Exhibit B – Unaudited condensed consolidated financial statements of Alliance HealthCare Services, Inc. for the six months ended June 30, 2021 and 2020; and

•

Exhibit C - Unaudited pro forma combined financial information of the Company, that gives effect to the acquisition of Alliance as if it had taken place on January 1, 2020, for the year ended December 31, 2020 and the six-month period ended June 30, 2021, such statements being composed of an unaudited pro forma consolidated statement of financial position as of June 30, 2021 and unaudited pro forma combined statements of operations and comprehensive loss for the six months ended June 30, 2021.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included in this Business Acquisition Report, including the unaudited pro forma combined financial statements of the Company attached as Exhibit C, and statements that express management’s expectations or estimates of future performance including the effect of the acquisition of Alliance on the Company’s results of operations or financial position, may constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions by management. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this Business Acquisition Report. The various factors that could cause results to vary materially from those indicated in the forward-looking statements include a failure to realize anticipated synergies and the ability of the Company to integrate Alliance’s business into the Company’s operations. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from.

EXHIBIT A

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

OF ALLIANCE HEALTHCARE SERVICES, INC.

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

See attached.

Alliance HealthCare Services, Inc.

Consolidated Financial Statements

December 31, 2020 and 2019

Report of Independent Auditors

To the Board of Directors of Alliance HealthCare Services, Inc.

We have audited the accompanying consolidated financial statements of Alliance HealthCare Services, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of equity and of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance HealthCare Services, Inc. and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Irvine, California

March 15, 2021

ALLIANCE HEALTHCARE SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share and share amounts)

	December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$25,782	$15,145
Accounts receivable, net of allowance for doubtful accounts of $1,659 in 2020 and $1,093 in 2019	68,786	84,592
Prepaid expenses	10,567	11,715
Other current assets	9,526	3,859

Total current assets	114,661	115,311
Property and equipment, net	165,558	189,123
Goodwill	93,996	120,292
Other intangible assets, net	139,631	173,802
Other assets	24,453	17,753

Total assets	$538,299	$616,281

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$25,365	$25,400
Accrued compensation and related expenses	23,174	24,736
Current portion of long-term debt	36,810	36,040
Current portion of obligations under capital leases	5,623	10,251
Other accrued liabilities	43,171	39,864

Total current liabilities	134,143	136,291
Long-term debt, net of current portion	550,614	546,431
Obligations under capital leases, net of current portion	2,386	6,970
Other liabilities	25,889	28,468

Total liabilities	713,032	718,160
Commitments and contingencies
Stockholders’ deficit:
Common stock, $0.01 par value; 50,000,000 shares authorized; 19,251,869 issued and outstanding	193	193
Additional paid-in capital	78,090	60,196
Accumulated other comprehensive loss	(12,865)	(12,353)
Accumulated deficit	(320,517)	(257,108)

Total stockholders’ deficit	(255,099)	(209,072)
Noncontrolling interest	80,366	107,193

Total equity	(174,733)	(101,879)

Total liabilities and equity	$538,299	$616,281

See accompanying notes to the consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2020	2019

Revenues	$496,208	$569,388
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	307,028	355,724
Selling, general and administrative expenses	80,482	93,331
Transaction costs	1,358	12,944
Restructuring charges	1,124	6,216
Impairment charges	29,580	5,365
Severance and related costs	1,870	2,917
Loss on extinguishment or modification of debt	14,614	—
Depreciation expense	54,870	59,113
Amortization expense	12,240	12,650
Interest expense, net	56,481	56,187
Other income, net	(11,150)	(3,174)

Total costs and expenses	548,497	601,273

Loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest	(52,289)	(31,885)
Income tax benefit (expense)	(264)	6,090
Earnings from unconsolidated investee	1,276	1,317

Net loss	(51,277)	(24,478)
Less: Net income attributable to noncontrolling interest	12,132	18,657

Net loss attributable to Alliance HealthCare Services, Inc.	$(63,409)	$(43,135)

Comprehensive loss, net of taxes:
Net loss	$(51,277)	$(24,478)
Unrealized loss on hedging transactions, net of taxes	(6,325)	(9,439)
Reclassification adjustment for losses included in net loss, net of taxes	5,812	1,389
Foreign currency translation adjustment	1	(34)

Comprehensive loss, net of taxes	(51,789)	(32,562)
Less: Comprehensive income attributable to noncontrolling interest	12,132	18,657

Comprehensive loss attributable to Alliance HealthCare Services, Inc.	$(63,921)	$(51,219)

See accompanying notes to the consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’	Noncontrolling	Total

	Shares	Amount	Capital	Loss	Deficit	Deficit	Interest	Equity

Balance at December 31, 2018, as previously reported	19,250,000	$193	$48,798	$(4,269)	$(217,420)	$(172,698)	$117,050	$(55,648)
Prior period adjustment (see Note 1)	—	—	—	—	2,415	2,415	—	2,415

Balance at December 31, 2018, restated	19,250,000	193	48,798	(4,269)	(215,005)	(170,283)	117,050	(53,233)
Issuance of common stock	1,869	—	—	—	—	—	—	—
Capital contribution	—	—	8,500	—	—	8,500	—	8,500
Reclassification upon liability derecognition	—	—	2,391	—	—	2,391	—	2,391
Share-based compensation	—	—	507	—	—	507	—	507
Other comprehensive loss	—	—	—	(8,084)		(8,084)		(8,084)
Cumulative effect of accounting change	—	—	—	—	1,032	1,032	—	1,032
Sale of joint venture	—	—	—	—	—	—	(1,811)	(1,811)
Contributions from noncontrolling interest in subsidiaries	—	—	—	—	—	—	547	547
Distributions to noncontrolling interest in subsidiaries	—	—	—	—	—	—	(27,250)	(27,250)
Net income (loss)	—	—	—	—	(43,135)	(43,135)	18,657	(24,478)

Balance at December 31, 2019	19,251,869	193	60,196	(12,353)	(257,108)	(209,072)	107,193	(101,879)
Capital contribution	—	—	19,700	—	—	19,700	—	19,700
Share-based compensation	—	—	474	—	—	474	—	474
Other comprehensive loss	—	—	—	(512)	—	(512)	—	(512)
Sale of joint ventures	—	—	—	—	—	—	(15,375)	(15,375)
Contributions from noncontrolling interest in subsidiaries	—	—	—	—		—	247	247
Distributions to noncontrolling interest in subsidiaries	—	—	—	—	—	—	(26,401)	(26,401)
Assignment of noncontrolling interest	—	—	(2,229)	—	—	(2,229)	2,229	—
Other equity transactions	—	—	(51)	—	—	(51)	341	290
Net income (loss)	—	—	—	—	(63,409)	(63,409)	12,132	(51,277)

Balance at December 31, 2020	19,251,869	$193	$78,090	$(12,865)	$(320,517)	$(255,099)	$80,366	$(174,733)

See accompanying notes to the consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2019

Operating activities:
Net loss	$(51,277)	$(24,478)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	67,110	71,763
Amortization of deferred financing costs and accretion of discount on long-term debt	6,117	4,227
Deferred income taxes	279	(5,789)
Provision for doubtful accounts	2,853	(284)
Distributions from unconsolidated investee	1,412	881
Earnings from unconsolidated investee	(1,276)	(1,317)
Impairment charges	29,580	5,365
Loss on extinguishment or modification of debt	14,614	—
Other non-cash items, net	(351)	(609)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	8,668	4,840
Prepaid expenses	417	(802)
Other assets	(2,959)	3,249
Accounts payable	1,056	4,125
Accrued compensation and related expenses	(1,259)	4,394
Other liabilities	5,483	(2,387)

Net cash provided by operating activities	80,467	63,178

Investing activities:
Purchases of property and equipment	(27,151)	(26,754)
Increase in deposits on equipment	(4,875)	(7,668)
Acquisition, net of cash received	(7,350)	—
Net proceeds from sale of assets	3,593	2,450
Other investing activities	132	368

Net cash used in investing activities	$(35,651)	$(31,604)

See accompanying notes to the consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Year Ended December 31,
	2020	2019

Financing activities:
Proceeds from revolving loan	$89,000	$40,000
Principal payments on revolving loan	(46,000)	(50,000)
Principal payments on term loan	(22,209)	(10,125)
Proceeds from equipment debt	16,391	21,979
Principal payments on equipment debt and capital lease obligations	(24,849)	(21,672)
Payments of deferred financing costs	(20,004)	—
Contributions from noncontrolling interest in subsidiaries	247	547
Distributions to noncontrolling interest in subsidiaries	(26,401)	(26,828)
Capital contribution	—	8,500
Other financing activities	(354)	—

Net cash used in financing activities	(34,179)	(37,599)

Net increase (decrease) in cash and cash equivalents	10,637	(6,025)
Cash and cash equivalents, beginning of period	15,145	21,170

Cash and cash equivalents, end of period	$25,782	$15,145

Supplemental disclosure of cash flow information:
Interest paid	$47,593	$54,776
Income taxes paid (refunded), net of (refunds) payments	(2,287)	148
Supplemental disclosure of non-cash investing and financing activities:
Capital contribution in the form of warrants	19,700	—
Note receivable received in connection with sale of joint venture	13,750	—
Interest payable-in-kind on term loans	2,884	—
Capital lease obligations related to the purchase of equipment	—	1,329
Equipment purchases in accounts payable and other accrued liabilities	6,147	7,148

See accompanying notes to the consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

1. Description of the Company and Basis of Financial Statement Presentation

Description of the Company

Alliance HealthCare Services, Inc. and its subsidiaries (the “Company” or “Alliance”) is a leading national provider of outsourced and joint venture healthcare services to hospitals and healthcare providers. The Company also operates freestanding outpatient radiology, oncology and interventional healthcare clinics and ambulatory surgical centers that are not owned by hospitals or providers. Diagnostic imaging services are delivered through the Radiology Division (Alliance Radiology), radiation oncology services are delivered through the Oncology Division (Alliance Oncology), and interventional and pain management services are delivered through the Interventional Division (Alliance Interventional). The Company is the nation’s largest provider of advanced diagnostic mobile imaging services, an industry-leading operator of fixed-site radiology centers, and a leading provider of stereotactic radiosurgery (“SRS”) nationwide. As of December 31, 2020, the Company operated 559 diagnostic imaging and radiation therapy systems, including 68 fixed-site imaging centers across the country, and 35 radiation therapy centers and SRS facilities. With a strategy of partnering with hospitals, health systems and physician practices, the Company provides quality healthcare services for approximately 1,000 hospitals and healthcare partners in 45 states, where approximately 2,300 Alliance team members are committed to providing exceptional patient care and exceeding customer expectations. The Company was incorporated in the state of Delaware on May 27, 1987.

Principles of Consolidation and Basis of Financial Statement Presentation

The audited consolidated financial statements of the Company include the assets, liabilities, revenues and expenses of all subsidiaries over which the Company exercises control. Intercompany transactions have been eliminated. The Company evaluates participating rights in its assessment of control in determining consolidation of joint venture partnerships. The Company records noncontrolling interest related to its consolidated subsidiaries that are not wholly-owned. Investments in non-consolidated investees over which it exercises significant influence but does not control are accounted for under the equity method and are included in other assets in the consolidated balance sheets. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“generally accepted accounting principles” or “GAAP”).

The Company has evaluated events subsequent to December 31, 2020 through March 15, 2021, the date the consolidated financial statements were available to be issued.

Since 2017, the Company has been controlled by Tahoe Investment Group Co., Ltd., an entity organized under the laws of the People’s Republic of China (“Tahoe”). Tahoe, through certain wholly-owned subsidiaries, owns 19,250,000 of the Company’s common stock. During 2020, Tahoe transferred its ownership interest in the Company to Tahoe Healthcare Management Limited, an entity under common control.

Prior Period Adjustment

The consolidated financial statements as of and for the year ended December 31, 2018, not presented herein, were audited by other independent auditors, whose report dated March 29, 2019 expressed an unqualified opinion on those financial statements. The Company has revised the December 31, 2018 consolidated financial statements to reflect the correction of an error related to the accounting for the tax effects of an outside basis difference in two joint ventures that resulted in an understatement of deferred tax assets that should have been recognized as a deferred tax benefit through the consolidated statement of operations in periods prior to 2018 to conform with generally accepted accounting principles. As a result of this correction, accumulated deficit has been reduced and deferred tax assets increased by $2.4 million to the previously reported December 31, 2018 balances. The Company determined that the error was not material to any previously issued consolidated financial statements.

COVID-19

On March 11, 2020, the World Health Organization declared a novel strain of coronavirus (“COVID-19”) a pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has caused significant volatility and uncertainty, which has resulted in a prolonged economic downturn that has disrupted and is expected to continue to disrupt the Company’s business. As of December 31, 2020, the virus continues to spread and many countries are experiencing a resurgence in infection rates. Although vaccines have recently been approved for use, the availability and distribution of the vaccines continue to provide challenges to the control of the virus.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

During 2020, many of the Company-owned and customer operating sites were impacted by temporary closures or reduced operating hours. As a result, the Company experienced a reduction in procedure volumes and corresponding revenues. The Company cannot reasonably estimate the ultimate length or severity of this pandemic, nor the impact on its future procedure volumes and revenues. The extent to which the COVID-19 pandemic ultimately impacts the Company’s business, financial condition, results of operations, cash flows, and liquidity may differ from management’s current estimates due to inherent uncertainties regarding the duration and further spread of the outbreak, its severity, actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

In response to this market condition, the Company took a number of actions in 2020 to mitigate the impact to the Company’s future results of operations and cash flows, as well as to protect its financial position. These actions included, but are not limited to, the following:

•	Furloughed, reduced the hours for or eliminated the positions of a substantial number of employees;

•	Reduced compensation for executive and management employees;

•	Implemented certain other cost reductions;

•	Deferred spending on capital expenditures; and

•	Borrowed on its revolving loan facility as a precautionary measure to increase the Company’s cash position and help maintain financial flexibility.

In addition, the Company entered into amendments to its Credit Agreements (see Note 7) during 2020. The amendments provided for, among other things, the amendment to certain financial covenants. As a result of the actions taken by the Company and its projected operating results, management expects that the Company will be in compliance with the debt covenants under the Credit Agreements for at least the next twelve months.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act includes, among other things, a number of benefits that are applicable to the Company and other healthcare providers, provisions relating to the deferment of the employer portion of social security tax payments, as well as changes to federal income tax law including increases to the limit on the deduction for net interest expense and acceleration of the timing for refunds of alternative minimum tax credits. In addition, the Company received payments in connection with certain provisions of the CARES Act including: (i) advanced Medicare payments and (ii) government grants to compensate for healthcare related expenses or lost revenues attributable to the COVID-19 pandemic (see Note 6). On December 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law, which provided additional stimulus relief and renewed some CARES Act programs that had expired.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company classifies short-term investments with original maturities of three months or less as cash equivalents.

Accounts Receivable

The Company provides shared and single-user diagnostic imaging and oncology equipment and technical support services to the healthcare industry and directly to patients on an outpatient basis. Substantially all of the Company’s accounts receivable are due from hospitals, other healthcare providers and health insurance providers, including Medicare, located throughout the U.S. A substantial portion of the Company’s services are provided pursuant to long-term contracts with hospitals and other healthcare providers or directly to patients. Estimated credit losses are provided for in the consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Accounts receivable are reported at realizable value, net of allowances for doubtful accounts, which are estimated and recorded in the period the related revenue is recorded. The Company has a standardized approach to estimate and review the collectability of its receivables based on a number of factors, including the age of the receivable balances. Changes to the allowance for doubtful accounts estimates are recorded as an adjustment to bad debt expense within selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss. Receivables deemed to be uncollectible are charged against the allowance for doubtful accounts at the time such receivables are written-off.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and accounts receivable. The Company maintains its cash in high-credit-quality financial institutions. Cash and cash equivalents in excess of federally insured limits were $20.0 million and $15.7 million at December 31, 2020 and 2019, respectively.

The Company’s accounts receivable are primarily from clients in the healthcare industry and third-party payers. No individual customer represented more than 10% of the Company’s accounts receivable at December 31, 2020 and 2019. To reduce credit risk, the Company performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Credit losses from customers in the healthcare industry have not been material.

Property and Equipment

The majority of the Company’s property and equipment is stated at cost and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Life
Major equipment	2 to 10 years
Transportation and service equipment	3 to 10 years
Office equipment	2 to 7 years
Furniture and fixtures	5 to 10 years
Tenant improvements	Shorter of the lease term or estimated useful life
Buildings	7 years

Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of or add value to the equipment, are capitalized and depreciated over the remaining useful life.

Assets Held Under Capital Leases

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method generally over the estimated useful life of the asset and is included in depreciation expense in the consolidated statement of operations and comprehensive loss.

Goodwill and Intangible Assets

Accounting Standards Codification (“ASC”) 350, “Intangibles – Goodwill and Other,” requires that goodwill and indefinite-lived intangible assets are not amortized but instead tested for impairment at least annually at the reporting unit level. In addition, ASC 350 defines a reporting unit as an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit under ASC 350 if the component constitutes a business for which discrete financial information is available and reviewed by management. The Company has evaluated ASC 350 and concluded there are three operating segments: Radiology, Oncology and Interventional. The Company has assessed that each component listed above meets the definition of a reporting unit based on the conclusions that each component constitutes a business, discrete financial information is available for each component, and management regularly reviews the results of such financial information.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

In accordance with ASC 350, the Company performs an annual impairment test in the fourth quarter for goodwill and indefinite-lived intangible assets or more frequently if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Such indicators include a significant decline in expected future cash flows due to changes in company-specific factors or the broader business climate.

In evaluating goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the Company conducts a quantitative goodwill impairment test. First, for each reporting unit, the Company compares its estimated fair value with its net book value. If the estimated fair value exceeds its net book value, goodwill is deemed not to be impaired, and no further testing is necessary. If the estimated fair value does not exceed its net book value, goodwill is deemed to be impaired. The Company records an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value.

The quantitative impairment analysis utilizes two primary approaches to calculate the fair value of the reporting unit: the discounted cash flow (“DCF”) method and the Guideline Public Company (“GPC”) method.

Under the DCF method, fair value is measured as the present worth of anticipated future net cash flows generated by a business. In a multi-period model, net cash flows attributable to a business are forecast for an appropriate period and then discounted to present value using an appropriate discount rate. In a single-period model, net cash flow or earnings for a normalized period are capitalized to reach a determination of present value. The methods, key assumptions, degree of uncertainty associated with the key assumptions and the potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions with respect to the reporting unit are the estimated future net cash flows generated and the discount rate applied to capture the associated risks. The ability to achieve anticipated future net cash flows is subject to numerous assumptions and risks, including company-specific risks such as the ability to maintain and grow revenues, maintain or improve operating margins, control costs and anticipate working capital requirements. The anticipated future net cash flows are also dependent on industry-level factors, such as the impact of legislature, on patient volumes and cost-reimbursement levels and continued availability of qualified doctors and other medical professionals who are necessary to staff the Company’s operations, among other potential impacts.

Under the GPC method, value is estimated by comparing the subject company to similar companies with publicly-traded ownership interests. Guideline companies are selected based on comparability to the subject company, and valuation multiples are calculated and applied to subject company operating data. The key assumption used in connection with the GPC method focuses on identifying guideline companies that operate in the same (or similar) line of business as the reporting units with the same (or similar) operating characteristics. Eligible companies are selected based on Global Industry Classification Standard codes, Standard Industrial Classification codes, company descriptions, and industry affiliations. Considered factors include relative risk, profitability, and growth considerations of the reporting unit relative to the guideline companies. Value estimates for the reporting unit involve using multiples of market value of invested capital excluding cash to revenue and earnings before interest, income taxes, depreciation and amortization (“EBITDA”). Valuations derived using the GPC method rely on information primarily obtained from available industry market data and publicly available filings with the Securities and Exchange Commission (“SEC”).

In testing indefinite-lived intangible assets for impairment, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If the Company concludes that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the Company conducts a quantitative impairment test, which consist of a comparison of the fair value to its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Finite-lived intangible assets are amortized over their respective estimated useful lives on a straight-line basis and are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment.”

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of ASC 360, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Purchase Accounting

In accordance with GAAP, the assets acquired and liabilities assumed in an acquired business are recorded at their estimated fair values on the date of acquisition. The difference between the purchase price amount and the net fair value of assets acquired and liabilities assumed is recognized as goodwill if it exceeds the estimated fair value and as a bargain purchase gain if it is below the estimated fair value. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment, often utilizes independent valuation experts and involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash inflows and outflows, discount rates, market prices and asset lives, among other items. The judgments made in the determination of the estimated fair value assigned to the assets acquired and liabilities assumed, as well as the estimated useful life of each asset and the duration of each liability, can materially impact the financial statements in periods after acquisition, such as through depreciation and amortization expense.

Acquisitions of entities over which the Company exercises control have been recorded using the acquisition method of accounting and, accordingly, results of their operations have been included in the Company’s consolidated financial statements as of the effective date of each respective acquisition.

Revenue Recognition

On January 1, 2019, the Company adopted the new revenue recognition standard issued by the Financial Accounting Standards Board (“FASB”) and codified in the ASC as topic 606 (“ASC 606”). The revenue recognition standard in ASC 606 outlines a single comprehensive model for recognizing revenue when (or as) performance obligations, defined in a contract with a customer as goods or services transferred to the customer in exchange for consideration, are satisfied. In addition, ASC 606 provides implementation guidance on several other important topics, including the accounting for certain revenue-related costs. The standard also requires expanded disclosures regarding the Company’s revenue recognition policies and significant judgments employed in the determination of revenue.

The majority of the Company’s revenues are derived directly from hospitals and healthcare providers and are primarily for radiology and oncology services (“Wholesale”). To a lesser extent, revenues are generated from direct billings to third-party payers or patients, which are recorded net of contractual discounts, estimated uncollectible amounts associated with patients, and other arrangements for providing services at less than established patient billing rates (“Retail”). The following table summarizes the components of the Company’s revenues:

	Year Ended December 31,
	2020	2019

Wholesale:
Radiology	53%	54%
Oncology	17%	14%

	70%	68%

Retail:
Radiology	9%	9%
Oncology	11%	11%
Interventional	9%	10%

	29%	30%

Other	1%	2%

Total	100%	100%

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Pursuant to ASC 606, the Company recognizes revenue in the period in which performance obligations are satisfied by transferring goods or services to customers. The Company records the amount of revenue that reflects the consideration that it expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (i) identification of the contract with a customer; (ii) identification of the promised goods or services in the contract and determination of whether they represent performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company applied the modified retrospective approach when adopting ASC 606 and applied the practical expedient permitted under ASC 606 to those contracts that were not completed as of the date of initial adoption. Under the modified retrospective approach, the Company recognized the cumulative effect of initially applying the standard as an adjustment to opening retained earnings at the date of initial application. The Company was required to capitalize costs to acquire new contracts, whereas previously, the Company expensed those costs as incurred. As a result, as of January 1, 2019, the Company capitalized $1.3 million ($1.0 million net of tax) of deferred sales commissions related to open contracts, which are included in other assets in the consolidated balance sheet, and are amortized over the remaining weighted average contract term of three years. Sales commissions for contracts obtained after December 31, 2018 are capitalized and amortized over the service period of the respective contract. For the year ended December 31, 2019, the impact of recording sales commission expense under ASC 606 was not materially different from what would have been recorded under legacy GAAP. In addition, as a result of adopting ASC 606, uncollectible balances associated with patient responsibility from the Company’s Retail operations are now reflected as implicit price concessions (as defined in ASC 606) and therefore included as a reduction to net revenues whereas historically these amounts were classified as bad debt expense and included in selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss. For the year ended December 31, 2019, the Company recorded $1.6 million of implicit price concessions as a direct reduction of net revenues that would have been recorded as bad debt expense prior to the adoption of ASC 606. Other than these changes in presentation on the consolidated balance sheet and consolidated statement of operations and comprehensive loss, the adoption of ASC 606 did not have a material impact on the consolidated financial statements as of and for the year ended December 31, 2019.

Wholesale

Wholesale revenues are derived from services provided under an outsourced contract arrangement with hospitals, physician groups and other healthcare providers. Under outsourced service contracts with wholesale customers, the Company provides medical services to patients at a fixed site facility or mobile unit. The Company typically bundles its services in providing diagnostic imaging or radiation therapy services, staffing, supplies and other patient related administrative tasks depending on the customers’ needs. The majority of the Company’s contracts have a single performance obligation, as a series of distinct services that are substantially the same are provided and are transferred with the same pattern to the customer. The Company bills customers either on a fee per procedure, percentage of collections, or fixed-payment methodology. Service fees based on fee per procedure and fixed-payment methodology are negotiated and agreed upon by both parties. The Company does not have a business practice of accepting less than contractual amounts. Any amounts not collected do not represent implicit price concessions and instead are due to general credit risk and therefore, Company treats the allowance for doubtful accounts related to these arrangements as bad debt expense, which is recorded in selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss. For service fees based on a percentage of collections, the Company receives payment after the hospital and other healthcare provider customers are paid by third-party payers and patients. Revenue is recognized over time as medical services are provided and the measurement of the transaction price is generally consistent with the methodology used with Retail customers (see Retail below).

For the majority of its wholesale contracts, the Company has the right to invoice the customer in an amount that directly corresponds with the value to the customer of the Company’s performance to date. The Company uses the practical expedient under ASC 606 to recognize revenue corresponding with amounts it has the right to invoice for services performed.

Retail

Retail revenues are generated from freestanding facilities managed and operated by the Company, who submit billings and collect fees directly from the patients and third-party payers that are managed by the center. The Company’s performance obligations are to provide outpatient medical services to patients, such as diagnostic services, radiation therapy, pain management treatment, or the provision of goods and services during a patient visit. Revenues are recorded during the period the obligations to provide medical services are satisfied.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Performance obligations for medical services are generally satisfied over a period of less than one day. The contractual relationships with patients, in most cases, also involve a third-party payer (Medicare, Medicaid, managed care health plans and commercial insurance companies, including plans offered through the health insurance exchanges) and the transaction prices for the services provided are dependent upon the terms provided by (Medicare and Medicaid) or negotiated with (managed care health plans and commercial insurance companies) the third-party payers. The payment arrangements with third-party payers for the services the Company provides to the related patients typically specify payments at amounts less than standard charges and generally provide for payments based upon predetermined rates per diagnostic services or discounted fee-for-service rates. Uninsured patients are billed based on established patient fee schedule or fees negotiated. Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in contractual terms resulting from contract renegotiations and renewals.

Revenue recorded is based upon the estimated amounts the Company expects to be entitled to receive from patients and third-party payers. Estimates of contractual adjustments under managed care and commercial insurance plans are based upon the payment terms specified in the related contractual agreements. Revenues related to uninsured patients, uninsured copayment, and deductible amounts for patients who have healthcare coverage may have discounts applied (uninsured discounts and contractual discounts). The Company also records estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts ultimately expected to be collected. The Company considers all readily available information when preparing its estimates.

As part of its adoption of ASC 606, the Company elected the available practical expedient to recognize revenue using the portfolio approach as the Company does not expect the financial statement effects of this approach to materially differ from an individual contract approach.

Other

For certain contracts, the Company generates revenue from the rental of equipment and accounts for such contracts as operating leases. The revenue for these arrangements is recognized over the term of the related contract based on the use of the asset and at the amounts expected to be collected. In addition, the Company also records revenue from management services that it performs based upon management service contracts with predetermined pricing and records such revenues in the period in which the service is performed and at the amounts expected to be collected.

No single customer accounted for more than 10% of consolidated revenues during the years ended December 31, 2020 and 2019.

Share-based Compensation

Share-based compensation expense is based on the grant date fair value estimated in accordance with ASC 718, “Compensation—Stock Compensation.” The Company uses the Black-Scholes pricing model to value the compensation expense associated with share-based awards. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest and is recognized on a straight-line basis over the requisite service period.

Derivatives

The Company accounts for derivative instruments and hedging activities in accordance with the provisions of ASC 815, “Derivatives and Hedging.” On the date the Company enters into a derivative contract, management may designate the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships at hedge inception in accordance with its risk management policy. The Company’s derivatives are recorded on the balance sheet at fair value.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Effective January 1, 2020, the Company adopted Accounting Standards Update 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12). As a result of the adoption of ASU 2017-12, the Company updated its Derivatives and Hedging accounting policies. See below for additional details related to the adoption of ASU 2017-12. Prior to the adoption of ASU 2017-12, for derivatives accounted for as cash flow hedges, the Company was required to separately measure and reflect the amount by which the hedging instrument did not offset the changes in the cash flows of hedged items, which was referred to as the ineffective amount. The Company assessed hedge effectiveness at each reporting period and recorded the gain or loss related to the ineffective portion of derivative instruments, if any, in interest expense, net, in the consolidated statements of operations and comprehensive loss. Pursuant to the provisions of ASU 2017-12, the Company is no longer required to separately measure and recognize hedge ineffectiveness. Upon adoption of ASU 2017-12, the Company no longer recognizes hedge ineffectiveness in its consolidated statements of operations and comprehensive loss, but instead recognizes the entire change in the fair value of cash flow hedges in other comprehensive loss. The amounts recorded in other comprehensive loss are subsequently reclassified to earnings in the same line item in the consolidated statements of operations and comprehensive loss as impacted by the hedged item when the hedged item affects earnings. In addition, the Company has elected to assess the effectiveness of its hedging relationships qualitatively in subsequent reporting periods after the initial quantitative assessment as permitted by the new standard.

Income Taxes

The provision for income taxes is determined in accordance with ASC 740, “Income Taxes.” Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future income tax benefits are recognized only to the extent that the realization of such benefits is considered to be more likely than not. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, when it is more likely than not that such deferred tax assets will not be recoverable, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

Fair Values of Financial Instruments

The Company uses the following methods and assumptions in estimating fair value disclosure for financial instruments:

•	Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity or variable rates of these instruments.

•

Debt: The carrying amounts of debt are recorded at historical cost. The carrying amounts of variable-rate borrowings approximate fair value estimates based on current market rates and credit spreads for similar debt instruments.

•

Derivative instruments: Fair value is determined based on the income approach and standard valuation techniques to convert future amounts to a single present amount and approximates the net gains and losses that would have been realized if the contracts had been settled at each period-end.

ASC 820, “Fair Value Measurement,” applies to all assets and liabilities that are being measured and reported at fair value on a recurring basis. ASC 820 requires disclosure that establishes a framework for measuring fair value by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets or liabilities;

Level 2	Observable market-based inputs or unobservable inputs, including identical securities in inactive markets or similar securities in active markets that are corroborated by market data; or

Level 3	Unobservable inputs that are not corroborated by market data.

Self-Insurance

The Company has purchased large deductible insurance policies for its workers’ compensation, auto liability, general liability, and professional liability exposures. The Company currently retains the first $0.5 million of loss for workers’ compensation, $0.3 million for auto liability and $0.1 million for general and professional liability.

The Company’s policy is to accrue amounts equal to the actuarially estimated costs to settle open claims of insureds, as well as an estimate of the cost of insured claims that have been incurred but not reported. The Company develops information about the size of the ultimate claims based on historical experience, current industry information and actuarial analysis, and evaluates the estimates for claim loss exposure on an annual basis.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

The Company believes that adequate provision has been made in the consolidated financial statements for these liabilities. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay damage awards with respect to unpaid claims. Recorded liabilities are based upon estimates, and while management believes the estimates of loss are reasonable, the ultimate liability may be in excess of or less than the recorded amounts.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs were $1.1 million and $2.2 million for the years ended December 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The COVID-19 pandemic has introduced significant additional uncertainty with respect to estimates, judgments and assumptions, which may materially impact our estimates.

Comprehensive Income

The Company reports comprehensive income in accordance with ASC 220, “Comprehensive Income.” The Company has multiple interest rate swap agreements to hedge the future cash interest payments on portions of its variable-rate debt. Any unrealized gains and losses related to the swaps that qualify for cash flow hedge accounting are classified as a component of comprehensive income, net of taxes.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. In accordance with ASC 280, “Segment Reporting,” and based on the nature of the financial information that is received by the CODM, the Company operates in three reportable segments: Radiology, Oncology and Interventional. Each of these segments, on a stand-alone basis, provides and makes available its respective medical services in similar settings and operates within a singular regulatory environment. Further, management assesses the Company’s segment operations and each segment’s degree of efficiency and performance based on this structure of financial reporting and primarily makes operating decisions from these reportable segment results. All intercompany revenues, expenses, payables and receivables are eliminated in consolidation and are not reviewed when evaluating segment performance. Each segment’s performance is evaluated based on revenue and Adjusted EBITDA. There is no aggregation of operating segments in the Company’s determination of reportable segments.

Accounting Pronouncements Recently Adopted

Derivatives and Hedging

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” which was designed to refine and expand hedge accounting for both financial (e.g., interest rate) and commodity risks. Its provisions create more transparency around how economic results are presented, both on the face of the financial statements and in the notes thereto. It also makes certain targeted improvements to simplify the application of hedge accounting guidance. The Company adopted ASU 2017-12 during the year ended December 31, 2020. In accordance with the transition provisions of ASU 2017-12, the Company is required to eliminate the separate measurement of ineffectiveness for its cash flow hedging instruments existing as of the adoption date through a cumulative effect adjustment to retained earnings as of the Application Date (as defined in ASU 2017-12). The Company did not record a cumulative effect adjustment to eliminate ineffectiveness amounts as all such amounts were not material. The adoption did not have a material impact on the Company’s consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

In October 2018, the FASB issued ASU 2018-16, “Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financial Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes,” which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting to include the Overnight Index Swap (“OIS”) rate based on the Secured Overnight Financing Rate (“SOFR”). SOFR is a new index calculated by reference to short-term repurchase agreements backed by Treasury securities. It was selected as a preferred replacement for U.S. dollar London Interbank Offered Rate (LIBOR), which will be phased out by June of 2023. The amendments in this ASU are required to be adopted concurrently with the amendments in ASU 2017-12. The Company adopted this ASU concurrently with ASU 2017-12 during the year ended December 31, 2020, but will continue to use LIBOR while available. The adoption did not have a material impact on the Company’s consolidated financial statements.

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement.” This standard modifies certain disclosure requirements on fair value measurements. ASU 2018-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company adopted ASU 2018-13 during the year ended December 31, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

Income Taxes

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal year beginning after December 15, 2022. Early adoption is permitted. The Company early adopted the standard effective January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

3. Transactions

e+CancerCare

In January 2018, the Company entered into a definitive acquisition agreement to acquire e+CancerCare, a leading provider of cancer care services in the U.S., from Kohlberg & Company, L.L.C. and various other equity holders. Completion of the transaction was subject to satisfaction or waiver of various financial, regulatory and other conditions. The Company had expected to fund a large portion of the acquisition with an equity investment from Tahoe. In addition, in connection with the proposed acquisition, the Company entered into an agreement outlining its intent to establish an incremental term facility of $100 million (“Incremental Term Facility”), under the Company’s existing credit agreements, to finance a portion of the acquisition. Under the terms of the agreement related to the Incremental Term Facility, the Company agreed to pay certain ticking fees to the administrative agent for the account of the lenders in the syndicate until the debt was funded.

In March 2019, the agreement to acquire e+CancerCare was terminated due to challenges in executing upon the anticipated equity funding from Tahoe. Pursuant to the terms in the agreement, the Company paid a termination fee of $11.0 million to the equity holders of e+CancerCare in March 2019, which was recorded in transaction costs in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2019. In addition, the Company terminated the Incremental Term Facility and paid all ticking fees incurred through the termination date, which totaled $4.2 million, in March 2019.

Acquisition of Molecular Imaging Technologies, LLC

On September 15, 2020, the Company through its Radiology Division, completed the purchase of 100% membership interest in three radiology centers and a 51% membership interest in a fourth radiology center from Molecular Imaging Technologies, LLC (“MIT”).

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

The purchase price for this acquisition was $7.4 million and was funded with proceeds from the Company’s existing cash balance. The estimated fair value of the identifiable assets acquired at the acquisition date was $6.5 million, including identifiable intangible assets of $5.4 million. The excess purchase price over the net identifiable assets acquired was $1.4 million and was recorded in goodwill. The amounts recorded for goodwill and intangible assets are being amortized over 15 years for tax purposes. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives. The fair values of the identifiable intangible assets were estimated using a valuation methodology representing Level 3 fair value measurements.

The values assigned to the identifiable intangible assets acquired are preliminary and may be subject to adjustment upon the final determination of their respective fair values.

During the year ended December 31, 2020, the post-acquisition results associated with the MIT acquisition include net revenues and income before income taxes of $1.4 million and $0.3 million, respectively.

Disposition of Alliance Interventional, LLC

On December 31, 2020, the Company sold its 77.28% membership interest in Alliance Interventional, LLC (“AI”) to its joint venture partners (“AI Sale”) who owned the remaining 22.72% membership interest. AI is the sole owner of The Pain Center of Arizona (“TPC”). Prior to the AI Sale, AI owned 60% of the membership interests in Alliance Interventional-Florida, LLC (“AHIP-FL”). Prior to the AI Sale, the joint venture partners of AI assigned their indirect membership interest in AHIP-FL to the Company so that AI no longer had a membership interest in AHIP-FL. In connection with the joint venture partners’ assignment of their indirect ownership in AHIP-FL, the Company reclassified $2.2 million from noncontrolling interest to additional paid-in capital, which primarily represents the accumulated deficit allocated to the assigned noncontrolling interest.

The total consideration received for the AI Sale was $15.0 million, consisting of $1.25 million in cash paid at closing and a $13.75 million promissory note due from the joint venture partners. The promissory note requires various principal payments during its term and is due on December 31, 2023. The promissory note bears interest at an annual interest rate of 9% through December 31, 2022 and 10% from January 1, 2023 through December 31, 2023. The promissory note is collateralized by a first priority security interest in all assets of AI and subsidiaries and secured by a pledge from the joint venture partners of a first priority security interest in their equity interests in AI.

As a result of the sale, the Company wrote-off $15.2 million related to the carrying value of the noncontrolling interest, $17.3 million of intangible assets, and $8.4 million related to goodwill allocated to the disposed business. The Company recognized a gain on sale of $0.3 million, which was recorded in other income, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

Other

In July 2019, the Company sold its interest in a consolidated joint venture for $1.2 million. As a result of the disposition, the Company wrote-off $1.8 million related to the carrying value of the noncontrolling interest. The net impact to earnings in connection with the sale was immaterial.

In August 2020, the Company sold substantially all of the assets of a radiology center for $0.5 million. As a result of the disposition, the Company recognized a gain on sale of $0.4 million, which was recorded in other income, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

In November 2020, the Company sold its 50% membership interest in a consolidated joint venture for $2.2 million. As a result of the disposition, the Company wrote-off $0.2 million related to the carrying value of the noncontrolling interest and $0.2 million related to goodwill allocated to the disposed business. In addition, the Company recognized a gain on sale of $1.8 million, which was recorded in other income, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

4. Fair Value of Financial Instruments

Instruments Measured at Fair Value on a Recurring Basis

The following table summarizes the valuation of the Company’s financial instruments that are reported at fair value on a recurring basis:

	Fair Value as of December 31, 2020				Fair Value as of December 31, 2019

(in thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Financial liabilities:
Interest rate contracts (included in other accrued liabilities)	$6,196	$—	$6,196	$—	$4,218	$—	$4,218	$—
Interest rate contracts (included in other liabilities)	8,156	—	8,156	—	9,620	—	9,620	—

Total financial liabilities	$14,352	$—	$14,352	$—	$13,838	$—	$13,838	$—

The Company’s derivative instruments are primarily pay-fixed, receive-variable interest rate swaps based on the London interbank offered rate (“LIBOR”) swap rate (see Note 8). The Company has elected to use the income approach to value these derivatives, using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated but not compelled to transact. Level 2 inputs for interest rate swap valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates at commonly quoted intervals and implied volatilities for options). According to ASC 820, the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty’s creditworthiness and the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments.

None of the Company’s instruments has transferred from one level to another.

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

The Company measures the fair value of certain assets on a non-recurring basis (utilizing Level 3 inputs), generally on an annual basis, in connection with acquisitions, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include goodwill, intangible assets and long-lived assets (see Notes 5 and 11).

During the year ended December 31, 2020, the Company also measured the fair value of the term loans and warrants (utilizing Level 3 inputs) in connection with the tax treatment of the debt modification resulting from the amendment to the Credit Agreements (see Note 7).

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

5. Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

(in thousands)	Radiology	Oncology	Interventional	Total

Balance at December 31, 2018	$48,221	$44,913	$31,342	$124,476
Disposition	—	(243)	—	(243)
Impairment	—	—	(3,941)	(3,941)

Balance at December 31, 2019	48,221	44,670	27,401	120,292
Acquisition	1,366	—	—	1,366
Disposition	(261)	—	(8,401)	(8,662)
Impairment	—	—	(19,000)	(19,000)

Balance at December 31, 2020	$49,326	$44,670	$—	$93,996

The Company tests its goodwill and indefinite-lived intangible assets annually or more frequently depending on certain impairment indicators. There were no interim impairment tests performed. Goodwill was tested for impairment at the reporting unit level as of October 1, 2020 and October 1, 2019, the dates of the Company’s annual impairment review for the years ended December 31, 2020 and 2019, respectively. The Company performed a quantitative test as part of its annual impairment review. In estimating fair values, the Company used a combination of the income approach (the DCF method) and the market approach (the GPC method).

Specifically, the Company utilized the following Level 3 estimates and assumptions in its analyses:

	October 1, 2020	October 1, 2019

Discount rate	10.5% to 12.5%	8.5% to 10.5%
Perpetual growth rate	2.00%	2.00%
Tax rate	25.00%	25.00%
Risk-free rate	1.20%	3.50%
EBITDA multiple	6.5x to 7.0x	6.0x to 7.5x

In both 2020 and 2019, the respective annual impairment tests yielded individual fair values for the Radiology and Oncology reporting units that exceeded their respective carrying values; therefore, these reporting units were not considered at risk of impairment. The estimated fair values at October 1, 2020 exceeded their carrying values by 99% and 87% for the Radiology and Oncology reporting units, respectively. In connection with its 2020 annual impairment test, the Company concluded that the carrying value of the Interventional reporting unit exceeded its estimated fair value based on management’s assessment of the outlook and long-term business plans for this division. Consequently, the Company recorded an impairment charge of $19.0 million related to goodwill in the Interventional reporting unit. In connection with the AI sale (see Note 3), the remaining Interventional goodwill balance of $8.4 million was written off as of December 31, 2020.

In connection with its 2019 annual impairment test, the Company concluded that the carrying value of the Interventional reporting unit exceeded its estimated fair value based on management’s assessment of the outlook and long-term business plans for this division. Consequently, the Company recorded an impairment charge of $3.9 million related to goodwill in the Interventional reporting unit.

Changes in estimates or assumptions could materially affect the determination of fair value and the conclusions of the Company’s impairment test. In addition to its annual review, the Company performs a test of impairment when indicators of impairment are present. As of December 31, 2020 and 2019, there were no indications of impairment of the Company’s goodwill balances.

As of December 31, 2020 and 2019, the Company’s total accumulated goodwill impairment was $197.2 million and $178.2 million, respectively.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Intangible Assets

Intangible assets consist of the following:

		December 31, 2020			December 31, 2019
(dollars in thousands)	Weighted Average Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Finite-lived intangible assets:
Customer contracts	15	$202,047	$(134,065)	$67,982	$224,117	$(132,810)	$91,307
Other	19	42,384	(24,970)	17,414	55,221	(26,961)	28,260

Total	16	$244,431	$(159,035)	85,396	$279,338	$(159,771)	119,567

Indefinite-lived intangible assets				54,235			54,235

Total other intangible assets				$139,631			$173,802

Indefinite-lived intangible assets, which consist of Certificates of Need and regulatory authority rights, were tested for impairment as of October 1, 2020 and October 1, 2019, the dates of the Company’s annual impairment review for the years ended December 31, 2020 and 2019, respectively. The Company elected to perform a qualitative assessment of factors to determine whether further impairment testing was required. Based on its testing, the Company concluded there was no impairment of indefinite-lived intangible assets as of October 1, 2020 and October 1, 2019.

In addition to its annual review, the Company performs an impairment test when indicators of impairment are present. During December 2020, the Company re-evaluated its finite-lived intangible assets associated with the Interventional division due to the projected outlook and long-term business plans for the division, as well as in connection with the divestiture of a portion of this division through the AI Sale (see Note 3). Consequently, the Company recorded an impairment charge of $10.0 million for the remaining carrying value of its intangible assets associated with the Interventional Division during the year ended December 31, 2020.

As of December 31, 2020 and 2019, there were no indications of impairment of the Company’s intangible assets balances.

Estimated annual amortization expense related to finite-lived intangible assets is presented below:

(in thousands)
Year ending December 31:
2021	$9,881
2022	9,436
2023	8,894
2024	8,706
2025	8,694
Thereafter	39,785

$85,396

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

6. Supplemental Balance Sheet Information

The components of property and equipment, net are as follows:

(in thousands)	December 31,

	2020	2019

Major equipment	$716,849	$769,467
Transportation and service equipment	18,075	18,087
Office equipment	102,445	97,399
Furniture and fixtures	3,470	3,833
Tenant improvements	50,087	50,771
Buildings and land	340	340

	891,266	939,897
Accumulated depreciation	(725,708)	(750,774)

	$165,558	$189,123

Included in major equipment and transportation and service equipment as of December 31, 2020 are assets held under capital leases with a cost of $42.6 million and $2.8 million, respectively, and accumulated depreciation of $24.9 million and $1.3 million, respectively.

Included in major equipment and transportation and service equipment as of December 31, 2019 are assets held under capital leases with a cost of $42.6 million and $2.8 million, respectively, and accumulated depreciation of $21.7 million and $1.0 million, respectively.

Other accrued liabilities consist of the following:

	December 31,
(in thousands)	2020	2019

MAAPP funds and Relief Funds	$6,504	$—
Interest rate contracts	6,196	4,218
Property and sales taxes	5,518	7,709
Accrued equipment purchases	4,274	5,050
Systems rental and maintenance costs	2,791	3,991
Other	17,888	18,896

Total	$43,171	$39,864

The CARES Act provided for qualified healthcare providers to receive advanced payments under the existing Medicare Accelerated and Advance Payments Program (“MAAPP”) during the COVID-19 pandemic. Under this program, healthcare providers could choose to receive advanced payments for future Medicare services provided. During 2020, the Company applied for and received approval to receive MAAPP funds from Centers for Medicare & Medicaid Services. The Company recorded these payments as a liability until all performance obligations have been met, as the payments were made on behalf of patients before services were provided. MAAPP funds received are required to be applied to future Medicare billings commencing in April 2021, with all such remaining amounts required to be repaid by September 2022. Included in other accrued liabilities at December 31, 2020 is $6.1 million of MAAPP funds.

In addition, the CARES Act provided waivers, reimbursement, grants and other funds to assist healthcare providers during the COVID-19 pandemic, including $100 billion in appropriations for the Public Health and Social Services Emergency Fund, also referred to as the Provider Relief Fund, to be used for preventing, preparing, and responding to the coronavirus, and for reimbursing eligible healthcare providers for lost revenues and healthcare related expenses that are attributable to COVID-19. During 2020, the Company received $6.6 million of payments (“Relief Funds”) under the CARES Act, of which $6.2 million were recorded in other income, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020, and $0.4 million were recorded in other accrued liabilities in the 2020 consolidated balance sheet pending the achievement of certain requirements. The Relief Funds do not have to be repaid.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

The CARES Act provided for the deferred payment of the employer portion of Social Security taxes between March 27, 2020 and December 31, 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. The Company elected to defer depositing the employer’s share of Social Security taxes beginning in April 2020. As of December 31, 2020, $5.7 million related to these deferred payments are included in accrued compensation and related expenses in the consolidated balance sheet.

The components of accumulated other comprehensive loss are as follows:

(in thousands)	Unrealized Loss on Hedging Transactions	Foreign Currency Translation Adjustments	Total
Balance at December 31, 2018	$(4,259)	$(10)	$(4,269)
Other comprehensive loss before reclassifications	(9,439)	(34)	(9,473)
Amounts reclassified into earnings	1,389	—	1,389

Balance at December 31, 2019	(12,309)	(44)	(12,353)
Other comprehensive loss before reclassifications	(6,325)	1	(6,324)
Amounts reclassified into earnings	5,812	—	5,812

Balance at December 31, 2020	$(12,822)	$(43)	$(12,865)

The income tax effects on derivative losses included in other comprehensive loss during the years ended December 31, 2020 and 2019 were immaterial.

7. Long-Term Debt

Long-term debt consists of the following:

	December 31,

(in thousands)	2020	2019

Term loan facilities	$485,425	$504,750
Revolving loan facility	80,000	37,000
Equipment debt	59,452	59,201
Obligations under capital leases	8,009	17,221
Debt discount and deferred financing costs, net	(37,453)	(18,480)

	595,433	599,692
Less current portion	42,433	46,291

Long-term debt	$553,000	$553,401

Credit Agreements

On October 24, 2017, the Company established two credit facilities. The Company entered into a first lien credit agreement with JPMorgan Chase Bank, NA (“JPM”), as administrative agent, Bank of America, NA and Barclays Bank PLC, as syndication agents, and other lenders party thereto (the “First Lien Credit Agreement”). The Company also entered into a second lien credit agreement with Wilmington Trust, National Association, as administrative agent, JPM, as syndication agent, and other lenders party thereto (the “Second Lien Credit Agreement”). Collectively, the two agreements are referred to as the “Credit Agreements” herein. Under the Credit Agreements, the lenders provided the Company with: (i) a senior first lien credit facility in an aggregate principal amount of $530.0 million, consisting of a $405.0 million, six-year term loan facility and a $125.0 million, five-year revolving loan facility, including a $10.0 million sublimit for letters of credit; (ii) a $120.0 million, six-and one-half year second lien term loan facility; and (iii) uncommitted incremental loan facilities of $100.0 million, which are shared between the First Lien Credit Agreement and Second Lien Credit Agreement.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Borrowings under the First Lien Credit Agreement bear interest through maturity at a variable rate based upon, at the Company’s option, either the LIBOR or the base rate (which is the highest of (a) the administrative agent’s prime rate, (b) the rate which is one-half of 1.00% in excess of the New York Federal Reserve Bank Rate (“NYFRB Rate”) (as defined in the First Lien Credit Agreement), or (c) the rate which is 1.00% in excess of the one-month LIBOR rate), plus, in each case, an applicable margin. With respect to the first lien term loan facility, the applicable margin for LIBOR loans is 4.50% per annum, with a LIBOR floor of 1.00%, and with respect to the first lien revolving loan facility, the applicable margin for LIBOR loans ranges from 3.00% to 4.25% per annum, based on the applicable leverage ratio. The applicable margin for base rate loans under the first lien term loan facility is 3.50% per annum and under the first lien revolving loan facility ranges from 2.00% to 3.25% per annum, based on the applicable leverage ratio. The Company is required to pay a commitment fee which ranges from 0.40% to 0.50% per annum, based on the applicable leverage ratio, on the undrawn portion available under the first lien revolving loan facility and variable per annum fees with respect to outstanding letters of credit.

Borrowings under the Second Lien Credit Agreement bear interest through maturity at a variable rate based upon, at the Company’s option, either the LIBOR or the base rate (which is the highest of (a) the administrative agent’s prime rate, (b) the rate which is one-half of 1.00% in excess of the Federal Funds Effective Rate (as defined in the Second Lien Credit Agreement), or (c) the rate which is 1.00% in excess of the one-month LIBOR rate), plus, in each case, an applicable margin. With respect to the second lien term loan facility, the applicable margin is 10.00% per annum for LIBOR loans, with a LIBOR floor of 1.00%, and 9.00% for base rate loans.

Obligations under the Credit Agreements are guaranteed by substantially all the Company’s direct and indirect domestic and foreign subsidiaries. The obligations under the Credit Agreements and the guarantees are secured by a lien on substantially all tangible and intangible property and by a pledge of all of the shares of stock and limited liability company interests of the Company’s direct and indirect subsidiaries, subject to limited exceptions. In the case of subsidiaries that are either (i) a direct Material Foreign Subsidiary or (ii) a direct CFC Holdco (as defined in the First Lien Credit Agreement), up to but not exceeding 65% of the total shares will be pledged as security.

In addition to other covenants, the Credit Agreements place limits on the ability of the Company and its subsidiaries to declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions and asset sales, transact with affiliates and alter the business conducted by the Company and its subsidiaries.

Prior to the amendment discussed below, the Credit Agreements contained financial covenants, including a maximum leverage ratio and minimum fixed charge coverage ratio, and other customary affirmative and negative covenants and events of default. Under the First Lien Credit Agreement, the leverage ratio covenant required the Company to maintain a maximum Consolidated Leverage Ratio (as defined in the agreement) that ranged from 5.00 to 1.00 to 4.50 to 1.00. Under the Second Lien Credit Agreement, the Consolidated Leverage Ratio covenant ranged from 5.50 to 1.00 to 5.00 to 1.00. Under the First Lien Credit Agreement, the minimum Consolidated Fixed Charge Coverage Ratio (as defined in the First Lien Credit Agreement) was 1.50. Failure to comply with the covenants in the Credit Agreements could permit the lenders under the Credit Agreements to declare all amounts borrowed under the Credit Agreements, together with accrued interest and fees, to be immediately due and payable and to terminate all commitments under the Credit Agreements. The Company was in compliance with all such covenants as of December 31, 2019.

The outstanding principal balance of the term loans under the First Lien Credit Agreement is subject to repayment in quarterly installments. No amortization payment is required with respect to the first lien revolving loan facility or the second lien term loan facility. The Company is required to make mandatory prepayments of term loans under the Credit Agreements, subject to specified exceptions, from Excess Cash Flow (as defined in the Credit Agreements) and with the proceeds of asset sales, debt issuances and specified other events.

2020 Amendment to Credit Agreements

The Company has historically relied on cash flows from operations as well as borrowings under its credit facilities as the primary sources of liquidity. The Credit Agreements contain certain financial covenants, including a Consolidated Leverage Ratio and a Consolidated Fixed Charge Coverage Ratio. Due to the unfavorable impact of COVID-19 on the Company’s business operations, the Company was not in compliance with the Consolidated Leverage Ratio for the fiscal quarters ended March 31, 2020 and June 30, 2020.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

On July 10, 2020 and August 10, 2020, the Company obtained waivers for the Specified Defaults and Related Event of Default (as defined in the waivers) that occurred pursuant to the Credit Agreements. The waived covenants included, among others, the Consolidated Leverage Ratio for the fiscal quarters ended March 31, 2020 and June 30, 2020 and the timely delivery of audited financial statements and other information.

On October 13, 2020, the Company entered into amendments to the Credit Agreements that provided for, among other things, an amendment to the Consolidated Leverage Ratio and the Consolidated Fixed Charge Coverage Ratio commencing for the fiscal quarter ended September 30, 2020. In addition, a new monthly financial covenant was established to provide for a Minimum Liquidity (as defined in the amendments). The required Minimum Liquidity is $40 million and $32 million for the First Lien Credit Agreement and the Second Lien Credit Agreement, respectively. Commencing on November 30, 2021, the required Minimum Liquidity is reduced to $32 million and $25 million for the First Lien Credit Agreement and the Second Lien Credit Agreement, respectively.

Covenants under the amended First Lien Credit Agreement require the Company to maintain a maximum Consolidated Leverage Ratio that ranges from 7.00 to 1.00 to 6.00 to 1.00, as well as a minimum Consolidated Fixed Charge Coverage Ratio that ranges from 1.25 to 1.00 to 1.50 to 1.00. Under the amended Second Lien Credit Agreement, the maximum Consolidated Leverage Ratio covenant ranges from 7.50 to 1.00 to 6.50 to 1.00. The Company was in compliance with all such covenants as of December 31, 2020.

Principal payments due under the amended first lien term loan are subject to deferral of 40% of the principal payment, under certain conditions, at the option of the Company for payments due through December 31, 2020; thereafter, principal payments are dependent upon the Company’s Liquidity (as defined in the amendment). Borrowings under the amended first lien term loan bear additional interest ranging from 1% to 4% per annum and may be payable-in-kind (subject to certain conditions), and added to the outstanding principal balance at the option of the Company. During 2020, interest payable-in-kind of $0.8 million was added to the principal balance of the first lien term loan. The amended first lien revolving loan facility bears interest at a rate of 0.25% per annum higher than the terms in the original agreement and added a LIBOR floor of 1%.

Borrowings under the amended Second Lien Credit Agreement bear additional interest of 1% per annum. Interest aggregating 10% per annum for LIBOR loans and 9% for base rate loans is payable-in-kind (subject to certain conditions) and added to the outstanding principal balance at the option of the Company. During 2020, interest payable-in-kind of $2.1 million was added to the principal balance of the second lien term loan.

The amendments to the Credit Agreements provide for a Capital Event (as defined in the amendments), which requires the Company to (i) repay at least $75 million of the outstanding first lien term loan principal balance (from sources specified in the amendment) on or prior to November 15, 2021, or (ii) have achieved a Consolidated Leverage Ratio of 4.50 to 1.00 or less as of any single fiscal quarter ending prior to November 1, 2021. In connection with the amendments, the Company paid a 1% consent fee to the consenting lenders under the Credit Agreements.

In connection with the amendments to the Credit Agreements, the Company’s immediate parent company, THAIHOT Investment Company US Limited (“THAIHOT”) issued warrants to purchase shares of THAIHOT common stock for the benefit of the lenders of the first lien term loan facility and the second lien term loan facility. The warrants granted represent 25% of the shares of THAIHOT’s common stock (“Initial Warrant Grant”) at a purchase price per share of $0.01. The warrants may be repurchased by THAIHOT on or prior to a Capital Event (as defined in the amendments to the Credit Agreements) for $25 million. If the repurchase occurs after a Capital Event, the price will be the then-current fair market value as determined by an independent third-party appraisal firm. In the event the Company does not complete a Capital Event by November 15, 2021 (“Triggering Event”), THAIHOT will be required to issue warrants to purchase additional shares of THAIHOT common stock at a price per share of $0.01. The aggregate amount of warrants to be granted from the Initial Warrant Grant and the Triggering Event represents 95% of the shares of THAIHOT’s common stock. All warrants expire seven years from the original issue date.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Based on a third-party valuation of the fair value of the warrants, the Company recorded $19.7 million in additional paid-in capital as a contribution from THAIHOT during 2020. The fair value of the warrants was determined with a Monte Carlo Simulation model utilizing the following estimates and key assumptions:

Discount rate	10.5%
Common equity value	$144 million
Expected daily return	0.02%
EBITDA multiple	7.1x
Volatility	2.6%

As a result of the amendment, during the year ended December 31, 2020, the Company recorded a $14.6 million loss on extinguishment or modification of debt, based on an analysis of the underlying lender parties. The Company incurred fees totaling $39.7 million (including $19.7 million fair value of the warrants), of which $27.1 million were capitalized and are being amortized using the effective interest method as interest expense over the term of the Credit Agreements.

As of December 31, 2020, the Company had $39.5 million of available borrowings under its revolving loan facility, net of $80.0 million outstanding on the revolving loan facility and $5.5 million outstanding in letters of credit.

Equipment Debt

Equipment debt is composed of financing arrangements between the Company and various lenders. Equipment debt obligations are collateralized by equipment and have interest rates ranging from 1.55% to 8.75%. These debt obligations are generally payable in various monthly principal and interest payments through 2031. Certain of the Company’s financing arrangements consisted of interest-only equipment lines of credit. Upon completion of the related equipment projects, amounts advanced under these equipment line of credit arrangements were converted into fixed term loans. All interest-only equipment lines of credit expired during 2020 and the Company has no borrowings outstanding under these arrangements as of December 31, 2020.

Certain of the Company’s equipment debt obligations are subject to covenants with which it must comply on a quarterly or annual basis. The Company was in compliance with all such covenants as of December 31, 2020.

Obligations Under Capital Leases

Obligations under capital leases are collateralized by equipment and have interest rates ranging from 3.72% to 6.54%. These obligations are payable in various monthly principal and interest payments through 2024.

Principal Payments on Debt

The annual principal maturities of long-term debt and obligations under capital leases as of December 31, 2020 are as follows:

(in thousands)	Term Loan Facilities	Revolving Loan Facility	Equipment Debt	Obligations Under Capital Leases	Total
Year ending December 31:
2021	$21,500	$—	$15,310	$5,851	$42,661
2022	20,250	80,000	13,599	1,691	115,540
2023	321,599	—	13,896	628	336,123
2024	122,076	—	9,497	164	131,737
2025	—	—	4,827	—	4,827
Thereafter	—	—	2,323	—	2,323

Total principal maturities, including imputed interest on obligations under capital leases	$485,425	$80,000	$59,452	8,334	633,211

Less: imputed interest on obligations under capital leases				(325)	(325)

Total principal maturities, excluding imputed interest on obligations under capital leases				$8,009	$632,886

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

8. Derivatives and Cash Flow Hedges

The Company has multiple interest rate swap agreements to hedge the future cash interest payments on portions of its variable-rate bank debt in order to avoid volatility in operating results due to fluctuations in interest rates.

The Company established five single-year interest rate swap agreements (“JPM Interest Rate Swaps”) with JPM, the administrative agent of the First Lien Credit Agreement. The JPM Interest Rate Swaps, which mature on June 30, 2019, June 30, 2020, June 30, 2021, June 30, 2022, and June 30, 2023, respectively, have notional amounts of $300.0 million each and were designated as cash flow hedges of future cash interest payments associated with a portion of the Company’s variable rate debt included in the Credit Agreements (see Note 7). Under the terms of these swap agreements, the Company receives one-month LIBOR and pays fixed rates ranging from 2.483% to 3.167% on the notional amounts. The net effect of the hedges is to record interest expense at these fixed rates plus the applicable margin of the underlying debt.

At December 31, 2020, the Company had interest rate swap agreements to hedge $307.9 million of its variable-rate bank debt or approximately 54% of total variable-rate debt. At December 31, 2019, the Company had interest rate swap agreements to hedge $309.3 million of its variable-rate bank debt or approximately 55% of total variable-rate debt. The amount that the Company expects to reclassify from accumulated other comprehensive loss to interest expense over the next twelve months is $6.2 million.

A summary of the Company’s derivative liabilities is as follows:

				Fair Value Liabilities

(dollars in thousands)	Notional Amount	Fixed Payment Rate	Maturity Date	December 31, 2020	December 31, 2019

Derivatives designated as cash flow hedging instruments:
JPM Interest Rate Swaps; one-month LIBOR interest rate swaps	$300,000	3.101% – 3.167%	June 2021 – June 2023	$14,191	$13,756
Other one-month LIBOR interest rate swaps	7,894	0.860% – 3.690%	September 2021 – October 2024	161	82

Total derivative liabilities				$14,352	$13,838

The following table summarizes the effect of derivative instruments and the line items in the consolidated statements of operations and comprehensive loss for cash flow hedges:

	Amount of Loss Recognized in OCI on Derivatives		Location of Loss Reclassified from Accumulated OCI	Amount of Loss Reclassified from Accumulated OCI into Income

	Year Ended December 31,			Year Ended December 31,

(in thousands)	2020	2019	into Income	2020	2019
Interest rate contracts	$6,325	$9,439	Interest expense, net	$5,812	$1,389

Total	$6,325	$9,439		$5,812	$1,389

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

The following table presents the effect of cash flow hedge accounting on the consolidated statements of operations and comprehensive loss:

	Year Ended December 31,

	2020	2019

(in thousands)	Interest Expense, net	Interest Expense, net
Total amounts of income and expense line items presented in the statement of operations and comprehensive loss in which the effects of cash flow hedges are recorded	$56,481	$56,187
The effects of fair value and cash flow hedging
Loss on cash flow hedging relationships:
Interest rate contracts:
Amount of loss reclassified from Accumulated OCI into Income	$5,812	$1,389

Non-designated derivative instruments were immaterial to the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

9. Equity and Related Transactions

Capital Contributions

During 2020, the Company recorded a capital contribution of $19.7 million related to the fair value of the warrants issued by THAIHOT in connection with the 2020 Amendment to Credit Agreements (see Note 7).

During 2019, the Company received a capital contribution of $8.5 million from its parent company.

Stock Appreciation Rights

During 2018, the Company adopted a long-term incentive program (“2018 LTIP”) pursuant to which certain key management personnel and non-employee consultants are eligible to receive Stock Appreciation Rights (“SARs”). SARs have 10-year terms and vest in three equal installments on each of the three anniversaries following the vesting commencement date. SARs are granted with a base price of not less than 100% of the fair value of the Company’s common stock at the date of grant. Once vested, SARs can be exercised to acquire shares of the Company’s common stock during the specified annual exercise period. The number of shares to be issued upon exercise of the SARs is based on the aggregate appreciation of the SARs value, calculated as the difference between the fair market value of the Company’s common stock as of the specified valuation date preceding the exercise date and the SARs base price. SARs are subject to accelerated vesting provisions upon certain change in control and other specified events. Upon termination of employment or service, unvested awards are generally cancelled and vested awards may be exercised for a limited period of time. Under the plan, up to 750,000 SARs may be granted and SARs that are exercised, forfeited or canceled or otherwise not paid will not again be available for grant under the plan.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

The following table summarizes the Company’s SARs activity:

	Number of SARs	Weighted Average Grant Date Base Price
Outstanding and unvested at December 31, 2018	490,104	$9.75
Vested	(168,412)	$9.75
Forfeited	(70,435)	$9.75

Outstanding and unvested at December 31, 2019	251,257	$9.75
Vested	(123,247)	$9.75
Forfeited	(6,353)	$9.75

Outstanding and unvested at December 31, 2020	121,657	$9.75

In connection with the 2018 LTIP program, 29,935 SARs were exercised during the year ended December 31, 2019 and, as a result, the Company issued 1,869 shares of common stock in full satisfaction of the exercised SARs. No SARs were exercised during the year ended December 31, 2020.

The Company engaged a third-party valuation firm to estimate the fair value of its common stock as of the specified valuation date preceding the 2019 exercise date, which used a combination of the income and market approach. The valuation utilized the following Level 3 estimates and assumptions in its analyses:

Discount rate	12.0%
Perpetual growth rate	2.0%
Tax rate	25.0%
Risk-free interest rate	3.5%
Peer company beta	0.8
Revenue multiple	1.4x
EBITDA multiple	6.8x

As of December 31, 2020, the Company had total unrecognized compensation cost of $0.1million related to non-vested awards, which the Company expects to recognize over a weighted-average period of 0.25 years. Share-based compensation expense related to the SARs was $0.5 million for each of the years ended December 31, 2020 and December 31, 2029, and was recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Other Equity Transactions

During 2019, the Company entered into an agreement with one of its joint venture partners to forego a mandatory redemption provision allowing the noncontrolling interest holder to sell 10% of its noncontrolling interest to Alliance as part of the terms of the original joint venture acquisition. The fair value of the mandatory redemption provision was estimated by a third-party appraisal at $2.4 million and was recorded as a liability. Upon the mutual agreement to forego the redemption provision, the liability was determined to be extinguished and the Company reclassified $2.4 million from other liabilities to additional paid-in capital during the year ended December 31, 2019.

10. Commitments and Contingencies

Purchase Commitments

The Company has certain binding purchase commitments primarily for the purchase of equipment from various suppliers. As of December 31, 2020, the obligations for these future purchase commitments totaled $37.8 million, of which $29.5 million is expected to be paid in 2021 and $8.3 million is expected to be paid in 2022.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

Leases

The Company leases office and warehouse space and certain equipment under non-cancelable operating leases. The office and warehouse leases generally call for minimum monthly payments plus maintenance and inflationary increases. The future minimum payments under operating leases are as follows:

(in thousands)
Year ending December 31:
2021	$16,198
2022	15,771
2023	15,395
2024	13,982
2025	9,683
Thereafter	42,727

$113,756

Rent expense is recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured as determined at lease inception. The Company’s total rental expense, which includes short-term equipment rentals, for the years ended December 31, 2020 and 2019 was $20.0 million and $22.2 million, respectively.

Guarantees and Indemnities

The Company has applied the disclosure provisions of ASC 460, “Guarantees,” to its agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by ASC 440, “Commitments,” and ASC 450, “Contingencies,” by requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the Company is the guarantor or indemnifies a party.

In the normal course of business, the Company has made certain guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims arising from a breach of representations or covenants. In addition, the Company has entered into indemnification agreements with its executive officers and directors and the Company’s bylaws contain similar indemnification obligations. Under these arrangements, the Company is obligated to indemnify, to the fullest extent permitted under applicable law, its current or former officers and directors for various amounts incurred with respect to actions, suits or proceedings in which they were made, or threatened to be made, a party as a result of acting as an officer or director.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made related to these indemnifications have been immaterial. At December 31, 2020, the Company has determined that no liability is necessary related to these guarantees and indemnities.

Other Matters

The Company from time to time is involved in routine litigation and regulatory matters incidental to the conduct of its business. The Company believes that resolution of such matters will not have a material adverse effect on its consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

11. Supplemental Statement of Operations Information

Restructuring charges of $1.1 million for the year ended December 31, 2020 consist of exit costs primarily associated with leased facilities that the Company ceased using and other costs. Restructuring charges of $6.2 million for the year ended December 31, 2019 consist of exit costs of $4.8 million and other costs associated with restructuring activities of $1.4 million. The exit costs are composed primarily of costs associated with leased facilities that the Company ceased using, sublease losses, lease termination costs, and other costs.

Activity and liability balances for exit costs are as follows:

(in thousands)	Facility	Contract Termination and Other	Total
Balance at December 31, 2018	$3,859	$—	$3,859
Charged to costs and expenses	3,935	847	4,782
Non-cash adjustments	185	295	480
Payments	(1,916)	(1,142)	(3,058)

Balance at December 31, 2019	6,063	—	6,063
Charged to costs and expenses	1,124	—	1,124
Non-cash adjustments	167	—	167
Payments	(1,800)	—	(1,800)

Balance at December 31, 2020	$5,554	$—	$5,554

The unpaid exit costs are expected to be paid over the terms of the related agreements through 2025.

Impairment charges totaled $29.6 million for the year ended December 31, 2020 and are composed of a $19.0 million goodwill impairment charge and a $10.0 million intangible asset impairment charge related to the Company’s Interventional reporting unit (see Note 5), and a $0.6 million charge related to certain long-term assets that were deemed unrecoverable. Impairment charges totaled $5.4 million for the year ended December 31, 2019 and are composed of a $3.9 million goodwill impairment charge related to the Interventional reporting unit and $1.5 million of charges related to certain long-term assets that were deemed unrecoverable.

Severance and related costs of $1.9 million and $2.9 million for the years ended December 31, 2020 and 2019, respectively, represent costs associated with terminated employees and are generally paid in the year recorded. As of December 31, 2020, the unpaid balance totaled $0.4 million and is expected to be paid in 2021.

12. 401(k) Savings Plan

Under the Company’s 401(k) Savings Plan, eligible employees may contribute up to 50% of their annual compensation, subject to Internal Revenue Code limitations. During the years ended December 31, 2020 and 2019, the Company made matching contributions on behalf of its employees totaling $0.7 million and $1.7 million, respectively.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

13. Income Taxes

The income tax benefit shown in the consolidated statements of operations and comprehensive loss consists of the following:

	Year Ended December 31,

(in thousands)	2020	2019

Current:
Federal	$5	$6
State	(30)	(70)
Foreign	10	33

Total current	(15)	(31)
Deferred:
Federal	9	(5,729)
State	270	(330)

Total deferred	279	(6,059)

Total income tax expense (benefit)	$264	$(6,090)

Significant components of the Company’s net deferred tax assets (liabilities) are as follows:

	December 31,

(in thousands)	2020	2019

Net operating losses	$39,806	$32,248
Interest expense limitation	11,845	11,453
Accruals not currently deductible for income tax purposes	5,164	5,540
Derivative instruments	3,842	3,732
Deferred financing costs	2,177	(1,244)
Transaction costs	1,342	1,242
Basis differences in equipment	(25,659)	(27,982)
Basis differences associated with acquired investments	(9,644)	(14,804)
Basis differences in intangible assets	(5,252)	(2,596)
Other	1,067	868

Total deferred tax assets	24,688	8,457
Valuation allowance	(27,872)	(11,362)

Net deferred tax liabilities	$(3,184)	$(2,905)

A reconciliation of the total income tax benefit with the amount computed by applying the federal statutory tax rate to the loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest is as follows:

	Year Ended December 31,

(in thousands)	2020	2019

U.S. federal tax benefit at statutory rates	$(10,981)	$(6,696)
State income taxes, net of federal benefit	(2,662)	(2,240)
Noncontrolling interest	(2,544)	(3,918)
Valuation allowance	15,643	6,488
Earnings from unconsolidated investee	268	276
Other	540	—

Income tax expense (benefit)	$264	$(6,090)

As of December 31, 2020, the Company had net operating loss (“NOL”) carryforwards of $150.6 million and $134.7 million for federal and state income tax purposes, respectively. These loss carryforwards will expire at various dates from 2021 through 2039; however, $86.2 million of the federal NOL carryforward was generated after December 31, 2017 and has no expiration date.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

As of December 31, 2020, the Company recorded a valuation allowance of $27.9 million (an increase of $16.5 million in 2020) against its deferred tax assets, principally related to its net operating losses. Based on the Company’s earnings history and available objectively verifiable positive and negative evidence, the Company determined that it is more likely than not that a portion of its deferred tax assets will not be realized in the future.

As of December 31, 2020, the Company has provided a liability of $0.1 million for unrecognized tax benefits related to various federal and state income tax matters. The tax-effected amount that would reduce the Company’s effective income tax rate if recognized is $0.1 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2020	2019
Unrecognized tax benefits at January 1	$112	$140
Increases for positions taken in current year	23	25
Decreases for positions taken in a prior year	(2)	—
Decreases for lapses in the applicable statute of limitations	(37)	(53)

Unrecognized tax benefits at December 31	$96	$112

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax benefit in the consolidated statements of operations and comprehensive loss. Accrued interest and penalties related to unrecognized tax benefits as of December 31, 2020 were not material.

The Company is subject to U.S. federal income tax as well as income tax of multiple state tax jurisdictions. The Company’s federal tax returns are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2017 through 2020. The Company’s state income tax returns are open to audit under the applicable statutes of limitations for the years ended December 31, 2016 through 2020. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

14. Investment in Unconsolidated Investee

The Company has direct ownership in one unconsolidated investee at December 31, 2020 and 2019. The Company owns 15% of this investee and provides management services under a management agreement with the investee. Revenues from the management agreement were $1.5 million for each of the years ended December 31, 2020 and 2019.

The Company provides services as part of its ongoing operations for and on behalf of the unconsolidated investee, which reimburses the Company for the actual amount of the expenses incurred. The Company records the expenses in cost of revenues and the reimbursement as revenue in the consolidated statements of operations and comprehensive loss. Reimbursed expenses related to the Company’s unconsolidated equity investee were $1.0 million for each of the years ended December 31, 2020 and 2019.

The financial position and results of operations of the unconsolidated investee are not material to the Company’s consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

15. Related Party Transactions

Through June 2020, the Company had arrangements with an affiliate of Tahoe to provide certain consulting services and for the licensing of the Company’s brand. During the year ended December 31, 2020 and 2019, the Company recognized revenues of $0.6 million and $1.5 million, respectively, in connection with these arrangements. As of December 31, 2019, the total amount due from Tahoe was $1.9 million and was included in accounts receivable in the consolidated balance sheet. During the year ended December 31, 2020, the Company wrote off the outstanding balance of $2.4 million due from Tahoe as it was deemed uncollectible.

16. Segment Information

The following table summarizes the Company’s revenue by segment:

	Year Ended December 31,

(in thousands)	2020	2019

Revenue:
MRI	$165,808	$197,586
PET/CT	120,387	135,549
Other radiology	22,595	32,158

Radiology	308,790	365,293
Oncology	141,754	143,127
Interventional	45,067	59,489
Corporate / Other	597	1,479

Total	$496,208	$569,388

Adjusted EBITDA represents net income before: income taxes; noncontrolling interest in subsidiaries; interest expense, net; depreciation expense; amortization expense; transaction costs; restructuring charges; impairment charges; severance and related costs; loss on extinguishment or modification of debt; legal matters and other expenses; share-based compensation; and other charges, net. Adjusted EBITDA is the most frequently used measure of each segment’s performance and is commonly used in setting performance goals. The following table summarizes the Company’s Adjusted EBITDA:

	Year Ended December 31,

(in thousands)	2020	2019

Adjusted EBITDA(1):
Radiology	$86,967	$94,192
Oncology	52,198	44,076
Interventional	1,067	2,794
Corporate / Other	(14,443)	(11,948)

Total	$125,789	$129,114

(1)

Adjusted EBITDA by segment includes inter-segment operating expense allocations from Corporate / Other to Radiology, Oncology and Interventional of $13.9 million, $5.7 million and $2.1 million, respectively, in 2020 and $18.2 million, $6.7 million and $2.6 million, respectively, in 2019.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2020 and 2019

The reconciliation of loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest to total Adjusted EBITDA is shown below:

	Year Ended December 31,

(in thousands)	2020	2019

Loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest	$(52,289)	$(31,885)
Earnings from unconsolidated investee	1,276	1,317
Interest expense, net	56,481	56,187
Depreciation expense	54,870	59,113
Amortization expense	12,240	12,650
Transaction costs	1,358	12,944
Restructuring charges	1,124	6,216
Impairment charges	29,580	5,365
Severance and related costs	1,870	2,917
Loss on extinguishment or modification of debt	14,614	—
Legal matters and other expenses (included in “Selling, general and administrative expenses”)	6,465	3,320
Share-based compensation (included in “Selling, general and administrative expenses”)	475	507
Other charges (benefits), net (included in “Other income, net”)	(2,275)	463

Total Adjusted EBITDA	$125,789	$129,114

The following table summarizes the Company’s total assets by segment:

	December 31,

(in thousands)	2020	2019

Identifiable assets:
Radiology	$276,324	$304,731
Oncology	225,196	227,768
Interventional	7,051	71,891
Corporate / Other	29,728	11,891

Total	$538,299	$616,281

EXHIBIT B

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

ALLIANCE HEALTHCARE SERVICES, INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

See attached.

Alliance HealthCare Services, Inc.

Condensed Consolidated Financial Statements

June 30, 2021

ALLIANCE HEALTHCARE SERVICES, INC.

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited; in thousands, except share and per share amounts)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$15,128	$25,782
Accounts receivable, net of allowance for doubtful accounts of $1,697 in 2021 and $1,659 in 2020	70,026	68,786
Prepaid expenses	7,757	10,567
Other current assets	8,339	9,526

Total current assets	101,250	114,661
Property and equipment, net	159,083	165,558
Goodwill	93,996	93,996
Other intangible assets, net	134,663	139,631
Other assets	19,659	24,453

Total assets	$508,651	$538,299

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,443	$25,365
Accrued compensation and related expenses	27,259	23,174
Current portion of long-term debt	37,900	36,810
Current portion of obligations under capital leases	2,981	5,623
Other accrued liabilities	40,973	43,171

Total current liabilities	132,556	134,143
Long-term debt, net of current portion	542,564	550,614
Obligations under capital leases, net of current portion	4,198	2,386
Other liabilities	22,768	25,889

Total liabilities	702,086	713,032
Commitments and contingencies
Stockholders’ deficit:
Common stock, $0.01 par value; 50,000,000 shares authorized; 19,250,000 issued and outstanding in 2021; 19,251,869 issued and outstanding in 2020	193	193
Additional paid-in capital	76,500	78,090
Accumulated other comprehensive loss	(10,494)	(12,865)
Accumulated deficit	(338,925)	(320,517)

Total stockholders’ deficit	(272,726)	(255,099)
Noncontrolling interest	79,291	80,366

Total equity	(193,435)	(174,733)

Total liabilities and equity	$508,651	$538,299

See accompanying notes to the condensed consolidated financial statements.

1

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited; in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues	$123,943	$106,429	$243,456	$238,834
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	75,460	66,179	148,493	151,696
Selling, general and administrative expenses	20,960	19,538	41,933	42,559
Transaction costs	1,997	141	2,701	655
Restructuring charges	339	(230)	948	(94)
Severance and related costs	273	536	402	1,073
Loss on extinguishment or modification of debt	—	807	—	807
Depreciation expense	12,664	14,056	25,385	27,916
Amortization expense	2,478	3,068	4,968	6,202
Interest expense, net	16,283	13,448	32,246	26,647
Other income, net	(3,382)	(4,185)	(4,162)	(4,588)

Total costs and expenses	127,072	113,358	252,914	252,873

Loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest	(3,129)	(6,929)	(9,458)	(14,039)
Income tax benefit (expense)	—	15	—	(23)
Earnings from unconsolidated investee	379	249	696	558

Net loss	(2,750)	(6,665)	(8,762)	(13,504)
Less: Net income attributable to noncontrolling interest	5,751	4,821	9,646	9,548

Net loss attributable to Alliance HealthCare Services, Inc.	$(8,501)	$(11,486)	$(18,408)	$(23,052)

Comprehensive loss, net of taxes:
Net loss	$(2,750)	$(6,665)	$(8,762)	$(13,504)
Unrealized loss on hedging transactions, net of taxes	(455)	(793)	(859)	(6,686)
Reclassification adjustment for losses included in net loss, net of taxes	1,623	1,527	3,229	2,513
Foreign currency translation adjustment	1	(1)	1	(31)

Comprehensive loss, net of taxes	(1,581)	(5,932)	(6,391)	(17,708)
Less: Comprehensive income attributable to noncontrolling interest	5,751	4,821	9,646	9,548

Comprehensive loss attributable to Alliance HealthCare Services, Inc.	$(7,332)	$(10,753)	$(16,037)	$(27,256)

See accompanying notes to the condensed consolidated financial statements.

2

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited; in thousands, except share amounts)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit	Interest	Equity
Balance at December 31, 2020	19,251,869	$193	$78,090	$(12,865)	$(320,517)	$(255,099)	$80,366	$(174,733)
Share-based compensation	—	—	110	—	—	110	—	110
Other comprehensive income	—	—	—	1,202	—	1,202	—	1,202
Contributions from noncontrolling interest in subsidiaries	—	—	—	—	—	—	27	27
Distributions to noncontrolling interest in subsidiaries	—	—	—	—	—	—	(7,023)	(7,023)
Net income (loss)	—	—	—	—	(9,907)	(9,907)	3,895	(6,012)

Balance at March 31, 2021	19,251,869	193	78,200	(11,663)	(330,424)	(263,694)	77,265	(186,429)
Repurchases of common stock	(1,869)	—	(18)	—	—	(18)	—	(18)
Formation of new joint venture	—	—	(1,682)			(1,682)	4,224	2,542
Other comprehensive income	—	—	—	1,169	—	1,169	—	1,169
Distributions to noncontrolling interest in subsidiaries	—	—	—	—	—	—	(7,949)	(7,949)
Net income (loss)	—	—	—	—	(8,501)	(8,501)	5,751	(2,750)

Balance at June 30, 2021	19,250,000	$193	$76,500	$(10,494)	$(338,925)	$(272,726)	$79,291	$(193,435)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit	Noncontrolling Interest	Total Equity
	Shares	Amount
Balance at December 31, 2019	19,251,869	$193	$60,196	$(12,353)	$(257,108)	$(209,072)	$107,193	$(101,879)
Share-based compensation	—	—	111	—	—	111	—	111
Other comprehensive loss	—	—	—	(4,937)	—	(4,937)	—	(4,937)
Distributions to noncontrolling interest in subsidiaries	—	—	—	—	—	—	(5,408)	(5,408)
Net income (loss)	—	—	—	—	(11,566)	(11,566)	4,727	(6,839)

Balance at March 31, 2020	19,251,869	$193	$60,307	$(17,290)	$(268,674)	$(225,464)	$106,512	$(118,952)
Share-based compensation	—	—	132	—	—	132	—	132
Other comprehensive income	—	—	—	733	—	733	—	733
Distributions to noncontrolling interest in subsidiaries	—	—	—	—	—	—	(2,966)	(2,966)
Net income (loss)	—	—	—	—	(11,486)	(11,486)	4,821	(6,665)

Balance at June 30, 2020	19,251,869	$193	$60,439	$(16,557)	$(280,160)	$(236,085)	$108,367	$(127,718)

See accompanying notes to the condensed consolidated financial statements.

3

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; in thousands)

	Six Months Ended June 30,
	2021	2020
Operating activities:
Net loss	$(8,762)	$(13,504)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	30,353	34,118
Amortization of deferred financing costs and accretion of discount on long-term debt	6,122	2,217
Provision for doubtful accounts	38	3,059
Distributions from unconsolidated investee	795	797
Earnings from unconsolidated investee	(696)	(558)
Non-cash interest expense	8,072	—
Other non-cash items, net	(3,251)	(488)
Changes in operating assets and liabilities:
Accounts receivable	(2,447)	12,820
Prepaid expenses	2,695	(36)
Other assets	(401)	163
Accounts payable	(882)	(1,185)
Accrued compensation and related expenses	4,105	(5,871)
Other liabilities	(1,594)	11,131

Net cash provided by operating activities	34,147	42,663

Investing activities:
Purchases of property and equipment	(11,766)	(7,655)
Decrease (increase) in deposits on equipment	116	(6,945)
Net proceeds from sale of assets	4,313	1,126
Other investing activities	521	65

Net cash used in investing activities	$(6,816)	$(13,409)

See accompanying notes to the condensed consolidated financial statements.

4

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Unaudited; in thousands)

	Six Months Ended June 30,
	2021	2020
Financing activities:
Proceeds from revolving loan	$33,000	$89,000
Principal payments on revolving loan	(46,000)	(11,000)
Principal payments on term loan	(12,728)	(10,125)
Proceeds from equipment debt	15,820	10,650
Principal payments on equipment debt and capital lease obligations	(13,009)	(11,627)
Payments of deferred financing costs	(105)	(889)
Contributions from noncontrolling interest in subsidiaries	27	—
Distributions to noncontrolling interest in subsidiaries	(14,972)	(8,263)
Other financing activities	(18)	—

Net cash provided by (used in) financing activities	(37,985)	57,746

Net increase (decrease) in cash and cash equivalents	(10,654)	87,000
Cash and cash equivalents, beginning of period	25,782	15,145

Cash and cash equivalents, end of period	$15,128	$102,145

Supplemental disclosure of cash flow information:
Interest paid	$19,272	$24,419
Income taxes paid (refunded), net of (refunds) payments	(2,216)	100
Supplemental disclosure of non-cash investing and financing activities:
Interest payable-in-kind on term loans	8,072	—
Capital lease obligations related to the purchase of equipment	3,541	—
Equipment purchases in accounts payable and other accrued liabilities	5,169	9,361
Note receivable received in connection with sale of joint venture assets	421	—
Distributions to noncontrolling interest in subsidiaries	—	111

See accompanying notes to the condensed consolidated financial statements.

5

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(Unaudited)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by Alliance HealthCare Services, Inc. (the “Company” or “Alliance”) and do not include all of the information and disclosures required by accounting principles generally accepted in the U.S. (“GAAP”). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2020 (“2020 Annual Report”).

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, provision for the collectibility of accounts receivable, goodwill and other intangible assets, and assets acquired and liabilities assumed in connection with acquisitions. Actual results could differ from these estimates and such differences could affect the results of operations reported in future periods.

Acquisition by Akumin Corp.

On June 25, 2021, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Akumin Corp., a wholly-owned indirect subsidiary of Akumin Inc. Pursuant to the Share Purchase Agreement, Akumin Corp. will acquire all of the issued and outstanding common stock of Thaihot Investment Company US Limited, which owns 100% of the common stock of Alliance, from Thaihot Investment Co., LTD (the “Seller”).

On September 1, 2021, Akumin Corp. completed the acquisition and, as a result, the Company became a wholly-owned indirect subsidiary of Akumin Inc. The total consideration paid to the Seller was $779.4 million, subject to customary closing adjustments. The consideration is composed of $748.5 million in cash and 14.2 million shares of Akumin Inc. A portion of the proceeds was used to fully repay the term loan facilities and the revolving loan facility.

Sale of AHIP-FL

On May 31, 2021, the Company, through its consolidated joint venture Alliance Interventional-Florida, LLC (“AHIP-FL”), sold its 60% ownership interest in substantially all of the assets and certain specified liabilities of AHIP-FL to Specialty Surgery Partners Center of Florida, LLC. AHIP-FL was the sole remaining business in the Company’s Interventional Division. The total consideration received for the sale was $3.6 million, consisting of $3.2 million in cash paid at closing and a $0.4 million promissory note that is payable in various monthly principal and interest payments through May 2024. The Company recognized a gain on sale of $2.3 million, which was recorded in other income, net in the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2021.

6

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

2. Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

Intangibles - Goodwill and Other-Internal-Use Software

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, “Intangibles - Goodwill and Other-Internal-Use Software.” ASU 2018-15 aligns the requirements for deferring implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted and can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company adopted ASU 2018-15 on January 1, 2021 on a prospective basis. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

3. Fair Value of Financial Instruments

Instruments Measured at Fair Value on a Recurring Basis

The following table summarizes the valuation of the Company’s financial instruments that are reported at fair value on a recurring basis:

	Fair Value as of June 30, 2021				Fair Value as of December 31, 2020
(in thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial liabilities:
Interest rate contracts (included in other accrued liabilities)	$6,313	$—	$6,313	$—	$6,196	$—	$6,196	$—
Interest rate contracts (included in other liabilities)	5,668	—	5,668	—	8,156	—	8,156	—

Total financial liabilities	$11,981	$—	$11,981	$—	$14,352	$—	$14,352	$—

The Company’s derivative instruments are primarily pay-fixed, receive-variable interest rate swaps based on the London interbank offered rate (“LIBOR”) swap rate (see Note 5). The Company has elected to use the income approach to value these derivatives, using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated but not compelled to transact. Level 2 inputs for interest rate swap valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates at commonly quoted intervals and implied volatilities for options). According to Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement,” the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty’s creditworthiness and the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments.

During the six months ended June 30, 2021, none of the Company’s instruments has transferred from one level to another.

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

The Company measures the fair value of certain assets on a non-recurring basis (utilizing Level 3 inputs), generally on an annual basis, in connection with acquisitions, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include goodwill, intangible assets and long-lived assets (see Note 4). The Company did not make any such measurements during the six months ended June 30, 2021 or 2020.

7

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

4. Supplemental Balance Sheet Information

The components of property and equipment, net are as follows:

(in thousands)	June 30, 2021	December 31, 2020
Major equipment	$683,994	$716,849
Transportation and service equipment	20,198	18,075
Office equipment	101,905	102,445
Furniture and fixtures	3,396	3,470
Tenant improvements	46,049	50,087
Buildings and land	340	340

	855,882	891,266
Accumulated depreciation	(696,799)	(725,708)

	$159,083	$165,558

Included in Major equipment and Transportation and service equipment as of June 30, 2021 are assets held under capital leases with a cost of $42.4 million and $2.8 million, respectively, and accumulated depreciation of $27.3 million and $1.5 million, respectively.

Included in Major equipment and Transportation and service equipment as of December 31, 2020 are assets held under capital leases with a cost of $42.6 million and $2.8 million, respectively, and accumulated depreciation of $24.9 million and $1.3 million, respectively.

Intangible assets consist of the following:

	Weighted
	Average	June 30, 2021			December 31, 2020
(dollars in thousands)	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Finite-lived intangible assets:
Customer contracts	15	$202,047	$(138,413)	$63,634	$202,047	$(134,065)	$67,982
Other	19	42,384	(25,590)	16,794	42,384	(24,970)	17,414

Total	16	$244,431	$(164,003)	80,428	$244,431	$(159,035)	85,396

Indefinite-lived intangible assets				54,235			54,235

Total other intangible assets				$134,663			$139,631

As of June 30, 2021, there were no indications of impairment of the Company’s intangible assets.

Other accrued liabilities consist of the following:

(in thousands)	June 30, 2021	December 31, 2020
MAAPP funds and Relief Funds	$4,054	$6,504
Interest rate contracts	6,313	6,196
Property and sales taxes	5,332	5,518
Accrued equipment purchases	3,811	4,274
Systems rental and maintenance costs	2,311	2,791
Other	19,152	17,888

Total	$40,973	$43,171

8

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) provided for qualified healthcare providers to receive advanced payments under the existing Medicare Accelerated and Advance Payments Program (“MAAPP”) during the COVID-19 pandemic. Under this program, healthcare providers could choose to receive advanced payments for future Medicare services provided. During 2020, the Company applied for and received approval to receive MAAPP funds from Centers for Medicare & Medicaid Services. The Company recorded these payments as a liability until all performance obligations have been met, as the payments were made on behalf of patients before services were provided. MAAPP funds received are required to be applied to future Medicare billings commencing in April 2021, with all such remaining amounts required to be repaid by September 2022. Included in other accrued liabilities at June 30, 2021 and December 31, 2020 is $4.1 million and $6.1 million, respectively, of MAAPP funds.

In addition, the CARES Act provided waivers, reimbursement, grants and other funds to assist healthcare providers during the COVID-19 pandemic, including $100 billion in appropriations for the Public Health and Social Services Emergency Fund, also referred to as the Provider Relief Fund, to be used for preventing, preparing, and responding to the coronavirus, and for reimbursing eligible healthcare providers for lost revenues and healthcare related expenses that are attributable to COVID-19. The Company recorded $0.4 million of payments (“Relief Funds”) under the CARES Act during the three and six months ended June 30, 2021, which were recorded in other income, net in the condensed consolidated statement of operations and comprehensive loss. The Company recorded $3.5 million of payments (“Relief Funds”) under the CARES Act during the three and six months ended June 30, 2020, which were recorded in other income, net in the condensed consolidated statement of operations and comprehensive loss.

During 2020, the Company received $6.6 million of payments (“Relief Funds”) under the CARES Act, of which $6.2 million were recorded in other income, net in the condensed consolidated statement of operations and comprehensive loss for the year ended December 31, 2020. The remaining $0.4 million of payments were recorded in other income, net in the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2021. As of June 30, 2021 and December 31, 2020, $0 and $0.4 million, respectively, were recorded in other accrued liabilities in the condensed consolidated balance sheets pending the achievement of certain requirements. The Relief Funds do not have to be repaid.

The CARES Act provided for the deferred payment of the employer portion of Social Security taxes between March 27, 2020 and December 31, 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. The Company elected to defer depositing the employer’s share of Social Security taxes beginning in April 2020. As of June 30, 2021 and December 31, 2020, $5.8 million related to these deferred payments are included in accrued compensation and related expenses in the condensed consolidated balance sheets.

The components of accumulated other comprehensive loss are as follows:

(in thousands)	Unrealized Loss on Hedging Transactions	Foreign Currency Translation Adjustments	Total
Balance at December 31, 2020	$(12,822)	$(43)	$(12,865)
Other comprehensive loss before reclassifications	(859)	1	(858)
Amounts reclassified into earnings	3,229	—	3,229

Balance at June 30, 2021	$(10,452)	$(42)	$(10,494)

The income tax effects on derivative losses included in other comprehensive loss during the six months ended June 30, 2021 and 2020 were immaterial.

9

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

Long-term debt consists of the following:

(in thousands)	June 30, 2021	December 31, 2020
Term loan facilities	$480,769	$485,425
Revolving loan facility	67,000	80,000
Equipment debt	64,132	59,452
Obligations under capital leases	7,179	8,009
Debt discount and deferred financing costs, net	(31,437)	(37,453)

	587,643	595,433
Less current portion	40,881	42,433

Long-term debt	$546,762	$553,000

Certain of the Company’s debt obligations are subject to covenants with which it must comply on a quarterly or annual basis. The Company’s equipment debt is composed of financing arrangements with various lenders. The Company was in compliance with all such covenants as of June 30, 2021, except for one covenant in each of two agreements between an equipment lender and two of the Company’s controlled joint ventures. A waiver was obtained from the equipment lender for each of the covenants related to the violation of the minimum debt service coverage ratio for the trailing 12-month period as of June 30, 2021. The equipment debt outstanding under these arrangements as of June 30, 2021 was $6.7 million.

5. Derivatives and Cash Flow Hedges

The Company has multiple interest rate swap agreements to hedge the future cash interest payments on portions of its variable-rate bank debt in order to avoid volatility in operating results due to fluctuations in interest rates.

The Company established five single-year interest rate swap agreements (“JPM Interest Rate Swaps”) with JPMorgan Chase Bank, NA, the administrative agent of the First Lien Credit Agreement. The JPM Interest Rate Swaps, which mature on June 30, 2019, June 30, 2020, June 30, 2021, June 30, 2022, and June 30, 2023, respectively, have notional amounts of $300.0 million each and were designated as cash flow hedges of future cash interest payments associated with a portion of the Company’s variable rate debt included in the Credit Agreements. Under the terms of these swap agreements, the Company receives one-month LIBOR and pays fixed rates ranging from 2.483% to 3.167% on the notional amounts. The net effect of the hedges is to record interest expense at these fixed rates plus the applicable margin of the underlying debt. In connection with the acquisition of Alliance by Akumin Corp. (see Note 1), the JPM Interest Rate Swaps were fully settled on September 1, 2021.

As of June 30, 2021, the Company had interest rate swap agreements to hedge a total of $305.9 million of its variable-rate bank debt or approximately 55% of total variable-rate debt. At December 31, 2020, the Company had interest rate swap agreements to hedge $307.9 million of its variable-rate bank debt or approximately 54% of total variable-rate debt. The amount that the Company expects to reclassify from accumulated other comprehensive loss to interest expense over the next twelve months is $6.3 million.

10

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

A summary of the Company’s derivative liabilities is as follows:

				Fair Value Liabilities
(dollars in thousands)	Notional Amount	Fixed Payment Rate	Maturity Date	June 30, 2021	December 31, 2020
Derivatives designated as cash flow hedging instruments:
JPM Interest Rate Swaps; one-month LIBOR interest rate swaps	$300,000	3.133% – 3.167%	June 2022 –June 2023	$11,877	$14,191
Other one-month LIBOR interest rate swaps	5,923	0.860% – 3.690%	September 2021–October 2024	104	161

Total derivative liabilities				$11,981	$14,352

The following tables summarize the effect of derivative instruments and the line items in the condensed consolidated statements of operations and comprehensive loss for cash flow hedges:

	Amount of Loss Recognized in OCI on Derivatives		Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income
	Three Months Ended June 30,			Three Months Ended June 30,
(in thousands)	2021	2020		2021	2020
Interest rate contracts	$455	$793	Interest expense, net	$1,623	$1,527

Total	$455	$793		$1,623	$1,527

	Amount of Loss Recognized in OCI on Derivatives		Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income
	Six Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2021	2020		2021	2020
Interest rate contracts	$859	$6,686	Interest expense, net	$3,229	$2,513

Total	$859	$6,686		$3,229	$2,513

11

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

The following table presents the effect of cash flow hedge accounting on the condensed consolidated statements of operations and comprehensive loss:

	Three Months Ended June 30,		Six Months Ended June 30,

	2021	2020	2021	2020

(in thousands)	Interest expense, net	Interest expense, net	Interest expense, net	Interest expense, net
Total amounts of income and expense line items presented in the statement of operations and comprehensive loss in which the effects of cash flow hedges are recorded	$16,283	$13,448	$32,246	$26,647
The effects of fair value and cash flow hedging
Loss on cash flow hedging relationships:
Interest rate contracts:
Amount of loss reclassified from Accumulated OCI into Income	$1,623	$1,527	$3,229	$2,513

Non-designated derivative instruments were immaterial to the Company’s condensed consolidated financial statements as of and for the three and six months ended June 30, 2021 and 2020.

6. Stock Appreciation Rights

During 2018, the Company adopted a long-term incentive program (“2018 LTIP”) pursuant to which certain key management personnel and non-employee consultants are eligible to receive Stock Appreciation Rights (“SARs”). SARs have 10-year terms and vest in three equal installments on each of the three anniversaries following the vesting commencement date. SARs are granted with a base price of not less than 100% of the fair value of the Company’s common stock at the date of grant. Once vested, SARs can be exercised to acquire shares of the Company’s common stock during the specified annual exercise period. The number of shares to be issued upon exercise of the SARs is based on the aggregate appreciation of the SARs value, calculated as the difference between the fair market value of the Company’s common stock as of the specified valuation date preceding the exercise date and the SARs base price. SARs are subject to accelerated vesting provisions upon certain change in control and other specified events. Upon termination of employment or service, unvested awards are generally cancelled and vested awards may be exercised for a limited period of time. Under the plan, up to 750,000 SARs may be granted and SARs that are exercised, forfeited or canceled or otherwise not paid will not again be available for grant under the plan.

During the three and six months ended June 30, 2021, 0 and 121,657 SARs vested, respectively. No SARs were exercised during the six months ended June 30, 2021. Compensation costs associated with the SARs were not material during the six months ended June 30, 2021 and 2020.

As of June 30, 2021, a total of 383,381 SARs vested and there were no unvested SARs.

7. Commitments and Contingencies

Purchase Commitments

The Company has certain binding purchase commitments primarily for the purchase of equipment from various suppliers. As of June 30, 2021, the obligations for these future purchase commitments totaled $31.2 million, of which $21.4 million is expected to be paid during the remaining six months of 2021 and $9.8 million is expected to be paid in 2022.

12

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

Leases

The Company leases office and warehouse space and certain equipment under non-cancelable operating leases. The office and warehouse leases generally call for minimum monthly payments plus maintenance and inflationary increases. As of June 30, 2021, future minimum payments under operating leases are as follows:

(in thousands)
Year ending December 31:
2021 (remaining six months)	$9,507
2022	16,138
2023	14,622
2024	13,076
2025	9,074
Thereafter	41,776

$104,193

Rent expense is recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured as determined at lease inception. The Company’s total rental expense, which includes short-term equipment rentals, was $4.6 million and $4.9 million for the three months ended June 30, 2021 and 2020, respectively, and $9.1 million and $10.1 million for the six months ended June 30, 2021 and 2020, respectively.

Guarantees and Indemnities

The Company has applied the disclosure provisions of ASC 460, “Guarantees,” to its agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by ASC 440, “Commitments,” and ASC 450, “Contingencies,” by requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the Company is the guarantor or indemnifies a party.

In the normal course of business, the Company has made certain guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims arising from a breach of representations or covenants. In addition, the Company has entered into indemnification agreements with its executive officers and directors and the Company’s bylaws contain similar indemnification obligations. Under these arrangements, the Company is obligated to indemnify, to the fullest extent permitted under applicable law, its current or former officers and directors for various amounts incurred with respect to actions, suits or proceedings in which they were made, or threatened to be made, a party as a result of acting as an officer or director.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made related to these indemnifications have been immaterial. At June 30, 2021, the Company has determined that no liability is necessary related to these guarantees and indemnities.

Other Matters

The Company from time to time is involved in routine litigation and regulatory matters incidental to the conduct of its business. The Company believes that resolution of such matters will not have a material adverse effect on its condensed consolidated financial statements.

13

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

8. Supplemental Statement of Operations Information

The majority of the Company’s revenues are derived directly from hospitals and healthcare providers and are primarily for radiology and oncology services (“Wholesale”). To a lesser extent, revenues are generated from direct billings to third-party payers or patients, which are recorded net of contractual discounts, estimated uncollectible amounts associated with patients, and other arrangements for providing services at less than established patient billing rates (“Retail”). The following table summarizes the components of the Company’s revenues:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Wholesale:
Radiology	58%	53%	57%	53%
Oncology	17%	18%	17%	16%

	75%	71%	74%	69%

Retail:
Radiology	10%	8%	10%	8%
Oncology	12%	12%	12%	12%
Interventional	2%	8%	3%	9%

	24%	28%	25%	29%

Other	1%	1%	1%	2%

Total	100%	100%	100%	100%

Restructuring charges were $0.3 million and $(0.2) million for the three months ended June 30, 2021 and 2020, respectively, and $0.9 million and $(0.1) million for the six months ended June 30, 2021 and 2020, respectively. Restructuring charges consist of exit costs primarily associated with leased facilities that the Company ceased using.

Activity and liability balances for exit costs are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Beginning balance	$5,736	$5,746	$5,554	$6,063
Charged to costs and expenses	339	(230)	948	(94)
Non-cash adjustments	96	31	150	185
Payments	(752)	(174)	(1,233)	(781)

Ending balance	$5,419	$5,373	$5,419	$5,373

The unpaid exit costs are expected to be paid over the terms of the related agreements through 2030.

Severance and related costs of $0.3 million and $0.5 million for the three months ended June 30, 2021 and 2020, respectively, and $0.4 million and $1.1 million for the six months ended June 30, 2021 and 2020, respectively. Severance and related costs represent costs associated with terminated employees and are generally paid in the year recorded. As of June 30, 2021 and December 31, 2020, the unpaid balance totaled $0.1 million and $0.4 million, respectively, and is expected to be paid during the remainder of 2021.

14

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

9. Investment in Unconsolidated Investee

The Company has direct ownership in one unconsolidated investee at June 30, 2021 and 2020. The Company owns 15% of this investee and provides management services under a management agreement with the investee. Revenues from the management agreement were $0.4 million and $0.3 million for the three months ended June 30, 2021 and 2020, respectively, and $0.8 million and $0.7 million for the six months ended June 30, 2021 and 2020, respectively.

The Company provides services as part of its ongoing operations for and on behalf of the unconsolidated investee, which reimburses the Company for the actual amount of the expenses incurred. The Company records the expenses in cost of revenues and the reimbursement as revenue in the condensed consolidated statements of operations and comprehensive loss. Reimbursed expenses related to the Company’s unconsolidated equity investee were $0.3 million and $0.2 million for the three months ended June 30, 2021 and 2020, respectively, and $0.5 million for each of the six months ended June 30, 2021 and 2020.

The financial position and results of operations of the unconsolidated investee are not material to the Company’s condensed consolidated financial statements.

10. Segment Information

The following table summarizes the Company’s revenue by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Revenue:
MRI	$44,102	$34,042	$86,884	$78,478
PET/CT	33,236	26,202	65,269	57,450
Other radiology	6,909	4,739	13,467	11,533

Radiology	84,247	64,983	165,620	147,461
Oncology	37,196	32,719	71,608	68,815
Interventional	2,500	8,478	6,228	21,962
Corporate / Other	—	249	—	596

Total	$123,943	$106,429	$243,456	$238,834

15

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”) represents net income before: income taxes; noncontrolling interest in subsidiaries; interest expense, net; depreciation expense; amortization expense; transaction costs; restructuring charges; severance and related costs; loss on extinguishment or modification of debt; legal matters and other expenses; share-based compensation; and other charges, net. Adjusted EBITDA is the most frequently used measure of each segment’s performance and is commonly used in setting performance goals. The following table summarizes the Company’s Adjusted EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Adjusted EBITDA(1):
Radiology	$21,496	$20,446	$42,177	$37,526
Oncology	12,574	13,112	23,274	24,266
Interventional	36	82	379	356
Corporate / Other	(3,609)	(6,129)	(6,289)	(8,454)

Total	$30,497	$27,511	$59,541	$53,694

(1)

Adjusted EBITDA by segment includes inter-segment operating expense allocations from Corporate / Other to Radiology, Oncology and Interventional of $5.0 million, $1.8 million and $0 million, respectively, during the three months ended June 30, 2021, and $2.6 million, $1.1 million and $0.4 million, respectively, during the three months ended June 30, 2020. Adjusted EBITDA by segment includes inter-segment operating expense allocations from Corporate / Other to Radiology, Oncology and Interventional of $10.0 million, $3.6 million and $0.2 million, respectively, during the six months ended June 30, 2021, and $6.9 million, $2.9 million and $1.0 million, respectively, during the six months ended June 30, 2020.

The reconciliation of loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest to total Adjusted EBITDA is shown below:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest	$(3,129)	$(6,929)	$(9,458)	$(14,039)
Earnings from unconsolidated investee	379	249	696	558
Interest expense, net	16,283	13,448	32,246	26,647
Depreciation expense	12,664	14,056	25,385	27,916
Amortization expense	2,478	3,068	4,968	6,202
Transaction costs	1,997	141	2,701	655
Restructuring charges	339	(230)	948	(94)
Severance and related costs	273	536	402	1,073
Loss on extinguishment or modification of debt	—	807	—	807
Legal matters and other expenses (included in “Selling, general and administrative expenses”)	1,487	2,159	3,720	3,606
Share-based compensation (included in “Selling, general and administrative expenses”)	—	132	110	243
Other charges, net (included in “Other income, net”)	(2,274)	74	(2,177)	120

Adjusted EBITDA	$30,497	$27,511	$59,541	$53,694

16

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2021

(Unaudited)

The following table summarizes the Company’s total assets by segment:

(in thousands)	June 30, 2021	December 31, 2020
Identifiable assets:
Radiology	$264,068	$276,324
Oncology	219,587	225,196
Interventional(1)	599	7,051
Corporate / Other	24,397	29,728

Total	$508,651	$538,299

(1)	The Company’s Interventional Division ceased operations upon the sale of substantially all of the assets and certain specified liabilities of AHIP-FL in May 2021.

17

EXHIBIT C

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

OF THE COMPANY THAT GIVES EFFECT TO

THE ACQUISITION OF ALLIANCE HEALTHCARE SERVICES, INC.

AS IF IT HAD TAKEN PLACE ON JANUARY 1, 2020

FOR THE YEAR ENDED DECEMBER 31, 2020 AND THE SIX MONTHS ENDED JUNE 30, 2021

See attached.

AKUMIN INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On September 1, 2021, Akumin Inc. (“Akumin” or the “Company”) announced that it has closed its acquisition of Alliance HealthCare Services, Inc. (“Alliance”), acquiring all of the issued and outstanding equity interests of Alliance’s parent company, Thaihot Investment Company US Limited, for a purchase price of $765.6 million, which excludes $20.3 million in assumed cash, plus the assumption of approximately $49.5 million of Alliance’s outstanding equipment debt (the “Acquisition”). The unaudited pro forma combined financial information (the “pro forma financial statements”) is based on the respective historical consolidated financial statements of Akumin and Alliance included elsewhere and has been prepared to reflect the Acquisition and the financing structure established to fund the Acquisition as more fully described in Note 2. The unaudited pro forma combined statement of financial position has been prepared to give effect to the Acquisition and related financings as if they were completed on June 30, 2021. The unaudited pro forma combined statements of operations and comprehensive loss for the year ended December 31, 2020 and the six months ended June 30, 2021 assume the Acquisition and related financings were completed on January 1, 2020. Pro forma adjustments reflected in the pro forma financial statements are based on available information and certain assumptions that the Company believes are reasonable and supportable and do not reflect the cost of any integration activities or benefits from the Acquisition including potential synergies that may be derived in future periods. The pro forma financial statements are presented for illustrative purposes only and do not necessarily reflect the actual results of operations of Akumin had the Acquisition occurred on the dates indicated or project the results of operations of Akumin for any future period.

The pro forma financial statements should be read in conjunction with the following documents:

•	Akumin’s audited consolidated financial statements (restated) as of and for the years ended December 31, 2020 and 2019;

•	Alliance’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019;

•	Akumin’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021 and 2020; and

•	Alliance’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021 and 2020.

1

AKUMIN INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2021

	Historical Financial Statements (Note 7)		Pro Forma Adjustments			Pro Forma Combined
(In US$‘000)	Akumin	Alliance (Note 6)	Transaction Accounting Adjustments		Note
Current assets
Cash and cash equivalents	74,389	15,128	(734,727	) 4(a)		40,716
			(15,128	) 4(a)
			367,240	4(b)
			10,037	4(d)
			333,684	4(e)
			(1,248	) 4(f)
			(26,833	) 4(c)
			(6,493	) 4(g)
			24,667	4(h)
Accounts receivable	67,599	70,026				137,625
Prepaid expenses and other current assets	3,594	14,720				18,314

Total current assets	145,582	99,874	(48,801)			196,655

Non-current assets
Property and equipment	60,371	159,083	41,819	4(a)		261,273
Operating lease right-of-use assets	133,254	82,577				215,831
Goodwill	384,975	93,996	(93,996	) 4(a)		947,884
			562,909	4(a)
Intangible assets	6,241	140,423	222,305	4(a)		368,969
Security deposits and other assets	4,267	16,656				20,923
Other investments	8,411	3,003				11,414

Total assets	743,101	595,612	684,236			2,022,949

Current liabilities
Accounts payable and accrued liabilities	38,530	91,675	(6,821	) 4(a)		148,051
			24,667	4(h)
Current portion of finance lease liabilities	3,564	2,981				6,545
Current portion of operating lease liabilities	10,563	12,595				23,158
Current portion of long-term debt	416	37,900	(21,008	) 4(a)		17,308
Earn-out liability	—	—				—

Total current liabilities	53,073	145,151	(3,162)			195,062

Non-current liabilities
Finance lease liabilities	11,343	4,198				15,541
Operating lease liabilities	128,826	74,366				203,192
Long-term debt	467,720	542,564	(495,324	) 4(a)		1,186,509
			367,240	4(b)
			304,309	4(e)
Other long-term liabilities	1,346	19,584	(5,668	) 4(a)		15,262
Deferred tax liabilities	1,692	3,184	69,993	4(a)		74,869

Total liabilities	664,000	789,047	237,388			1,690,435

Shareholders’ equity
Common shares and additional paid-in capital	165,264	76,693	(76,693	) 4(a)		234,293
			30,865	4(a)
			9,136	4(d)
			29,028	4(f)
Accumulated other comprehensive loss	—	(10,494)	10,494	4(a)		—
Accumulated deficit	(90,365)	(338,925)	338,925	4(a)		(123,691)
			(26,833	) 4(c)
			(6,493	) 4(g)

Equity attributable to shareholders of the Company	74,899	(272,726)	308,429			110,602
Non-controlling interests	4,202	79,291	138,419	4(a)		221,912

Total shareholders’ equity	79,101	(193,435)	446,848			332,514

Total liabilities and shareholders’ equity	743,101	595,612	684,236			2,022,949

2

AKUMIN INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

	Historical Financial Statements (Note 7)		Pro Forma Adjustments
(In US$‘000)	Akumin	Alliance	Transaction Accounting Adjustments		Note	Pro Forma Combined
Revenue	245,626	496,208				741,834
Cost of operations, excluding depreciation and amortization	207,719	387,510				595,229
Depreciation and amortization	17,060	67,110	59,154	5(a)		143,324
Operational financial instruments revaluation and other ( gains) losses	(4,129)	5,812	(5,812	) 5(c)		(4,129)
Impairment charges	—	29,580				29,580

Income from operations	24,976	6,196	(53,342)			(22,170)
Other income and expenses
Interest expense	32,781	50,669	29,039	5(b)		111,246
			(47,273	) 5(c)
			39,537	5(e)
			6,493	5(f)
Loss on extinguishment or modification of debt	—	14,614	(14,614	) 5(c)		—
Other financial instruments revaluation and other ( gains) losses	22,387	—				22,387
Settlement costs and other ( recoveries)	2,324	(8,156)				(5,832)
Acquisition-related costs	1,079	1,358	30,422	5(d)		32,859
Earnings from unconsolidated investee	—	(1,276)				(1,276)

Income ( loss) before income taxes	(33,595)	(51,013)	(96,946)			(181,554)
		—
Income tax provision (benefit)	562	264	(24,740	) 5(g)		(23,914)

Net income ( loss) for the period	(34,157)	(51,277)	(72,206)			(157,640)

Less: Net income attributable to noncontrolling interest	2,584	12,132				14,716

Net income ( loss) attributable to common shareholders	(36,741)	(63,409)	(72,206)			(172,356)

Comprehensive loss, net of taxes:
Net income (loss) for the period	(34,157)	(51,277)	(72,206)			(157,640)
Unrealized loss on hedging transactions, net of taxes	—	(6,325)	6,325	5(c)		—
Reclassification adjustment for losses included in net loss, net of taxes	—	5,812	(5,812	) 5(c)		—
Foreign currency translation adjustment	—	1				1

Comprehensive loss, net of taxes	(34,157)	(51,789)	(71,693)			(157,639)
Less: Comprehensive income attributable to noncontrolling interest	2,584	12,132				14,716

Comprehensive loss attributable to common shareholders	(36,741)	(63,921)	(71,693)			(172,355)

Net income (loss) per share - basic and diluted	$(0.52)			5(h)		$(1.96)

3

AKUMIN INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

	Historical Financial Statements (Note 7)		Pro Forma Adjustments
(In US$‘000)	Akumin	Alliance	Transaction Accounting Adjustments		Note	Pro Forma Combined
Revenue	133,459	243,456				376,915
Cost of operations, excluding depreciation and amortization	114,123	190,426				304,549
Depreciation and amortization	9,073	30,353	30,729	5(a)		70,155
Operational financial instruments revaluation and other ( gains) losses	346	3,229	(3,229	) 5(c)		346

Income from operations	9,917	19,448	(27,500)			1,865
Other income and expenses
Interest expense	17,288	29,017	14,520	5(b)		52,930
			(27,663	) 5(c)
			19,769	5(e)
Other financial instruments revaluation and other ( gains) losses	(3,366)	—				(3,366)
Settlement costs and other ( recoveries)	(342)	(2,812)				(3,154)
Acquisition-related costs	5,628	2,701	(3,589	) 5(d)		4,740
Earnings from unconsolidated investee	—	(696)				(696)

Income ( loss) before income taxes	(9,291)	(8,762)	(30,536)			(48,589)
Income tax provision (benefit)	71	—	(9,043	) 5(g)		(8,972)

Net income ( loss) for the period	(9,362)	(8,762)	(21,493)			(39,617)

Less: Net income attributable to noncontrolling interest	871	9,646				10,517

Net income ( loss) attributable to common shareholders	(10,233)	(18,408)	(21,493)			(50,134)

Comprehensive loss, net of taxes:
Net income (loss) for the period	(9,362)	(8,762)	(21,493)			(39,617)
Unrealized gain (loss) on hedging transactions, net of taxes	—	(859)	859	5(c)		—
Reclassification adjustment for losses included in net loss, net of taxes	—	3,229	(3,229	) 5(c)		—
Foreign currency translation adjustment	—	1				1

Comprehensive loss, net of taxes	(9,362)	(6,391)	(23,863)			(39,616)
Less: Comprehensive income attributable to noncontrolling interest	871	9,646				10,517

Comprehensive loss attributable to common shareholders	(10,233)	(16,037)	(23,863)			(50,133)

Net income (loss) per share - basic and diluted	$(0.15)			5(h)		$(0.57)

4

AKUMIN INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1. Basis of presentation

The pro forma combined financial statements are based on the respective historical consolidated financial statements of Akumin and Alliance, and have been prepared to reflect the Acquisition and the financing structure established to fund the Acquisition. The pro forma financial statements are presented for illustrative purposes only and do not necessarily reflect the actual results of operations of Akumin had the Acquisition occurred at the dates indicated or project the results of operations of Akumin for any future date or period.

The unaudited pro forma combined statement of financial position has been prepared to give effect to the Acquisition and related financing arrangements as if it was completed on June 30, 2021. The unaudited pro forma combined statements of operations and comprehensive loss for the year ended December 31, 2020 and for the six months ended June 30, 2021 assume that the Acquisition was completed on January 1, 2020. Pro forma adjustments reflected in the pro forma financial statements are based on available information and certain assumptions that the Company believes are reasonable and supportable, and do not reflect the cost of any integration activities or benefits from the Acquisition including potential synergies that may be derived in future periods. The pro forma combined financial statements have been prepared on the basis of the assumptions and adjustments described below and in subsequent notes.

The pro forma financial statements were prepared using the acquisition method of accounting in accordance with ASC 805 Business Combinations, with Akumin being the legal and accounting acquirer of Alliance. Under the acquisition method, the fair values of the purchase consideration, as well as the assets acquired and liabilities assumed are based on valuation which involves judgement. Accordingly, the transaction accounting pro forma adjustments have been recorded based on preliminary estimates of fair value, which have been made solely for the purpose of preparing these pro forma financial statements. Actual fair value may vary from these preliminary estimates and the differences could have a material impact on the accompanying pro forma financial statements and Akumin’s future results of operations and financial position. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro forma financial statements.

The pro forma adjustments are based upon the best available information and certain assumptions that Akumin believes to be reasonable. The accounting policies used to compute the pro forma adjustments include all adjustments necessary for the fair presentation of the Acquisition in accordance with the recognition and measurement principles of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and incorporate the significant accounting policies expected to be used to prepare the Company’s future consolidated financial statements.

There are no material transactions undertaken by Akumin and Alliance during the periods presented in the pro forma financial statements that would need to be eliminated.

Certain reclassifications have been made to Akumin’s and Alliance’s respective historical financial statements in preparation of the pro forma financial statements to conform to the financial statement presentation expected to be adopted post-closing of the Acquisition as described in the notes below.

Unless indicated otherwise in the notes to the pro forma financial statements, Akumin applied applicable enacted statutory tax rates in 2021, and has used a tax rate of 26.5 percent to calculate the tax impact of the pro forma adjustments. These rates may be subject to change and may not be reflective of Akumin´s effective tax rate for future periods after consummation of the Acquisition.

5

Note 2. Financing of the Acquisition

The total purchase price consists of:

1)	$734.7 million – Cash distributed on closing of $748.5 million less $20.3 million of assumed cash plus an estimated $6.5 million that is expected to be paid by March 31, 2022;

2)

$30.9 million – Issuance of Akumin common shares, equal to 19.99% of Akumin’s issued and outstanding common shares immediately prior to the signing of the definitive purchase agreement at $2.17 per share, which was the market price immediately prior to the closing of the Acquisition.

Akumin financed the $734.7 million cash purchase price of the Acquisition as follows:

1)	$367.2 million – Proceeds from the issuance of $375 million of Senior Secured Notes due 2028 “the “Senior Secured Notes”), net of issuance costs;

2)

$327.1 million of proceeds from the issuance of $340 million Series A Unsecured Notes due 2032/2033 to Stonepeak (the “Stonepeak Notes”), net of cash issuance costs and $6.5 million cash commitment fees paid to Stonepeak for its $349.6 million additional capital commitment;

3)	$10.0 million – Proceeds from the issuance of Akumin’s common shares to Stonepeak, net of cash issuance costs;

4)	$30.4 million – Cash on hand.

As a part of the issuance of the Stonepeak Notes and the issuance of common shares to Stonepeak, Akumin also issued to Stonepeak without consideration 17,114,093 warrants to acquire Akumin’s common shares at $2.98 per share, expiring 10 years from the date of issuance (the “Stonepeak Warrants”).

Note 3. Preliminary purchase price allocation

The Acquisition will be accounted for as a business combination using the acquisition method of accounting in conformity with U.S. GAAP. Under this method, the assets acquired, liabilities assumed and noncontrolling interest of the acquiree have been recorded based on preliminary estimates of fair value. In the preliminary purchase price allocation, the difference between the purchase consideration and book value of assets acquired and liabilities assumed by Akumin was allocated based on management’s judgment and assumptions. Note that assets acquired and liabilities assumed in the Acquisition exclude certain significant items reflected in Alliance’s historical consolidated statement of financial position. The estimated fair value of the purchase consideration and the net identifiable assets acquired are as follows:

6

(in US$000’)	Fair value
Assets acquired:
Accounts receivable	70,026
Prepaid expenses and other current assets	14,720
Property and equipment	200,902
Operating lease right-of-use assets	82,577
Identifiable intangible assets	362,728
Security deposits and other assets	16,656
Other investments	3,003

Liabilities assumed:
Accounts payable and accrued liabilities	84,854
Current portion of finance lease liabilities	2,981
Current portion of operating lease liabilities	12,595
Current portion of long-term debt	16,892
Finance lease liabilities	4,198
Operating lease liabilities	74,366
Long-term debt	47,240
Other long-term liabilities	13,916
Deferred tax liabilities	3,184
Deferrred tax liabilities arising from purchase accounting	69,993
Net identifiable assets	420,393

Fair value of purchase consideration
Cash	734,727
Akumin common shares	30,865

Fair value of purchase consideration for Alliance’s share of non-	765,592
cash net identifiable assets
Fair value of NCI	217,710

Fair value of purchase price for the non-cash net identifiable assets	983,302

Goodwill	562,909

Note 4. Pro forma adjustments – unaudited pro forma combined statement of financial position

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma combined statement of financial position:

(a)	Purchase accounting using the acquisition method: Reflects the application of purchase accounting based on the preliminary purchase price allocation as shown in Note 3.

(b)	Issuance of the Notes: Reflects the issuance of the $375 million Senior Secured Notes to finance the Acquisition, net of issuance costs.

(c)

Transaction costs: As a result of the Acquisition, both Akumin and Alliance have incurred and will incur significant transaction costs. The adjustment reflects the accrual of expected total transaction costs that

7

have not been recognized in the historical financial statements. These costs mainly relate to internal and external costs, including advisors’ fees, to prepare for and execute the Acquisition. Issuance costs of the Stonepeak Notes, the Senior Secured Notes, the common shares to Stonepeak, and the Stonepeak Warrants have been recorded as a reduction from the balances of long-term debt and common shares and additional paid-in capital, respectively.

(d)

Issuance of Akumin’s common shares to Stonepeak: Reflects the issuance of 3.5 million Akumin’s common shares to Stonepeak at $2.98 per share, net of cash issuance costs. The amount of common shares recognized in the pro forma balance sheet has been determined by allocating the total proceeds received from Stonepeak net of total cash issuance costs to the Stonepeak Notes, the common shares and the Stonepeak Warrants in proportion to their respective fair value on the issuance date (see Note 4(f) below).

(e)

Issuance of Stonepeak Notes: Reflects the issuance of $340 million Series A Unsecured Notes due 2032/2033 to Stonepeak to finance the Acquisition, net of cash issuance costs. The amount of Stonepeak Notes recognized in the pro forma balance sheet has been determined by allocating the total proceeds received from Stonepeak net of total cash issuance costs to the Stonepeak Notes, the common shares and the Stonepeak Warrants in proportion to their respective fair value on the issuance date (see Note 4(f) below).

(f)

Issuance of Stonepeak Warrants: Reflects the issuance of 17,114,093 warrants to purchase Akumin’s common shares to Stonepeak without consideration, in connection with the issuance of the Stonepeak Notes and common shares as described in Notes 4(d) and 4(e) above. The total proceeds from the issuance of Stonepeak Notes and common shares to Stonepeak net of total cash issuance costs have been allocated to the Stonepeak Notes, the common shares issued to Stonepeak and the Stonepeak Warrants in proportion to their respective fair value on the issuance date.

(g)

Commitment fees: In addition to the $340 million Stonepeak Notes as described in note 4(e), Akumin has obtained an additional $349.6 million of capital commitment from Stonepeak as a form of back-up financing. The adjustment reflects the 2% commitment fees paid to Stonepeak for providing the additional capital commitment.

(h)

Reclassification of negative cash balance: reflects the reclassification of the negative cash balance to accounts payable and accrued liabilities (cash overdraft) after other pro forma balance sheet adjustments.

Note 5. Pro forma adjustments – unaudited pro forma combined statement of comprehensive loss

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma combined statement of comprehensive loss:

(a)

Depreciation and amortization of fair value increment: Reflects the incremental amortization of property and equipment and definite-lived intangible assets as a result of the preliminary purchase price allocation as illustrated in Note 3. Definite-lived intangible assets arising from the Acquisition include trade name, customer relationships, and referral network. The depreciation of property and equipment is based on estimated useful lives ranging from 5 to 10 years, and the amortization of intangible assets is based on estimated useful lives of approximately 5 years.

(b)

Interest expense on Senior Secured Notes: Reflects the net interest expense including amortization of issuance costs on the Senior Secured Notes issued to finance the Acquisition at an interest rate 7.5% per annum.

8

(c)

Reversal of interest expenses and related gains and losses on Alliance’s term loan and credit facilities: As Alliance’s term loan and credit facilities will not be assumed, related historical interest expenses have been reversed, together with gains and losses from the debt modification as well as the remeasurement of the related interest rate contracts.

(d)

Transaction costs: Estimated transaction costs associated with the Acquisition (see Note 4(c)) have been recognized as a pro forma adjustment for the year ended December 31, 2020, assuming the Acquisition consummated as of January 1, 2020. Accordingly, transaction costs included in the historical statement of operations and comprehensive loss for the six months ended June 30, 2021 have been reversed.

(e)	Interest expense on Stonepeak Notes: Reflects the net interest expense including amortization of issuance costs on the Series A Unsecured Notes issued to Stonepeak.

(f)

Commitment fees: Commitment fees paid to Stonepeak for providing the $349.6 million additional capital commitment (see Note 4(g)) have been recognized as a pro forma adjustment for the year ended December 31, 2020, assuming the Acquisition consummated as of January 1, 2020.

(g)	Effect of income taxes: Reflects tax impact of pro forma adjustments to the statement of operations and comprehensive loss computed at Akumin’s statutory tax rate of 26.5%.

(h)	Pro forma earnings (loss) per share: please see tables below for the calculation of pro forma loss per share for each period presented:

For the year ended December 31, 2020	Akumin	Alliance	Pro Forma Adjustments	Pro Forma Combined
Net loss attributable to common shareholders (in $000’s)	$(36,741)	$(63,409)	$(72,206)	$(172,356)
Weighted average basic and diluted common shares outstanding	70,101,618		17,723,570	87,825,188
Basic and diluted loss per share (in $)	$(0.52)			$(1.96)

For the six months ended June 30, 2021	Akumin	Alliance	Pro Forma Adjustments	Pro Forma Combined
Net loss attributable to common shareholders (in $000’s)	$(10,233)	$(18,408)	$(21,493)	$(50,134)
Weighted average basic and diluted common shares outstanding	70,514,063		17,723,570	88,237,633
Basic and diluted loss per share (in $)	$(0.15)			$(0.57)

Note 6: Accounting principles conformation

Akumin adopted ASC 842 Leases (“ASC 842”) as of January 1, 2019, while Alliance has not adopted the accounting standard due to its status as a non-public business entity as defined under U.S. GAAP. The adjustments reflect the impact of adopting ASC 842 as of January 1, 2019 on Alliance’s historical statement of financial position, which includes recognizing lease liabilities and right-of-use assets for all operating leases where Alliance is the lessee. No adjustments are required on the unaudited pro forma combined statement of operations and comprehensive loss, as the requirements under ASC 842 are largely consistent with Alliance’s current accounting treatment with respect to rent expenses. Please see below for a reconciliation from Alliance’s historical statement of financial position after reclassifications made in Note 7 to Alliance’s historical statement of financial position as shown on the face of the unaudited pro forma combined statement of financial position.

9

Alliance Historical Statement of Financial Position

(In US$‘000)	As at June 30, 2021, after reclassification (Note 7)	Adjustments to align accounting principles	As shown on pro forma combined statement of financial position
Current assets
Cash and cash equivalents	$15,128		$15,128
Accounts receivable	70,026		70,026
Prepaid expenses and other current assets	16,096	(1,376)	14,720

Total current assets	101,250	(1,376)	99,874

Non-current assets
Property and equipment	159,083		159,083
Operating lease right-of-use assets	—	82,577	82,577
Goodwill	93,996		93,996
Intangible assets	134,663	5,760	140,423
Security deposits and other assets	16,656		16,656
Other investments	3,003		3,003

Total assets	$508,651	$86,961	$595,612

Current liabilities
Accounts payable and accrued liabilities	$91,675		$91,675
Current portion of finance lease liabilities	2,981		2,981
Current portion of operating lease liabilities	—	12,595	12,595
Current portion of long-term debt	37,900		37,900
Earn-out liability	—		—

Total current liabilities	132,556	12,595	145,151

Non-current liabilities
Finance lease liabilities	4,198		4,198
Operating lease liabilities	—	74,366	74,366
Long-term debt	542,564		542,564
Other long-term liabilities	19,584	—	19,584
Deferred tax liabilities	3,184		3,184
			—

Total liabilities	$702,086	$86,961	$789,047

Shareholders’ equity
Common shares and additional paid-in capital	$76,693		$76,693
Accumulated other comprehensive loss	(10,494)		(10,494)
Accumulated deficit	(338,925)		(338,925)

Equity attributable to shareholders of the Com	(272,726)		(272,726)
Non-controlling interests	79,291		79,291

Total shareholders’ equity	$(193,435)	$—	$(193,435)

Total liabilities and shareholders’ equity	$508,651	$86,961	$595,612

Note 7. Reclassifications of historical financial statements to conform presentation

The classification of certain items presented by Alliance has been modified in order to align with the presentation used by Akumin and the presentation expected to be adopted post-closing of the Acquisition. See below for reconciliations from Akumin and Alliance’s historical financial statements to the presentation of the pro forma financial statements.

10

Reconciliation from historical financial statements to historical information presented in unaudited pro forma combined statement of financial position

Akumin

Balance Sheet as at June 30, 2021
Historical classification	Amount ($’000)	Pro Forma classification
Finance lease liabilities	3,564	Current portion of finance lease liabilities
Operating lease liabilities (right-of-use)	10,563	Current portion of operating lease liabilities
Senior loan payable	416	Current portion of long-term debt
Senior loan payable	467,720	Long-term debt
Accrued payroll taxes	1,346	Other long-term liabilities
Additional paid-in capital	165,264	Common shares and additional paid-in capital
Deficit	(90,366)	Accumulated deficit

Alliance

Balance Sheet as at June 30, 2021
Historical classification	Amount ($’000)	Pro Forma classification
Prepaid expenses	7,757
Other current assets	8,339

	16,096	Prepaid expenses and other current assets
Other intangible assets, net	134,663	Intangible assets
	16,656	Security deposits and other assets
	3,003	Other investments

Other assets	19,659
Accounts payable	23,443
Accrued compensation and related expenses	27,259
Other accrued liabilities	40,973

	91,675	Accounts payable and accrued liabilities
Current portion of obligations under capital leases	2,981	Current portion of finance lease liabilities
Long-term debt, net of current portion	542,564	Long-term debt
Obligations under capital leases, net of current portion	4,198	Finance lease liabilities

11

	19,584	Other long-term liabilities
	3,184	Deferred tax liabilities

Other liabilities	22,768
Common stock	193
Additional paid-in capital	76,500

	76,693	Common shares and additional paid-in capital

Reconciliation from historical financial statements to historical information presented in unaudited pro forma combined statement of operations and comprehensive loss

Akumin

Income Statement for the year ended December 31, 2020
Historical classification	Amount ($’000)	Pro Forma classification
Service fees - net of allowances and discounts	238,324
Other revenue	7,302

	245,626	Revenue
Cost of operations, excluding depreciation and amortization	205,635
Stock- based compensation	2,084

	207,719	Cost of operations, excluding depreciation and amortization

Income Statement for the 6 months ended June 30, 2021
Historical classification	For the 6 months ended June 30, 2021 ($’000)	Pro Forma classification
Service fees - net of allowances and discounts	131,709
Other revenue	1,750

	133,459	Revenue

Cost of operations, excluding depreciation and amortization	112,911
Stock- based compensation	1,212

	114,123	Cost of operations, excluding depreciation and amortization

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Alliance

Income Statement for the year ended December 31, 2020
Historical classification	Amount ($’000)	Pro Forma classification
Cost of revenues, excluding depreciation and amortization	307,028
Selling, general and administrative expenses	80,482

	387,510	Cost of operations, excluding depreciation and amortization
Transaction costs	1,358	Acquisition- related costs
Depreciation expense	54,870
Amortization expense	12,240

	67,110	Depreciation and amortization
Restructuring charges	1,124
Severance and related costs	1,870
Other income, net	(11,150)

	(8,156)	Settlement costs and other ( recoveries)
	5,812	Operational financial instruments revaluation and other (gains) losses
	50,669	Interest expense, net

Interest expense, net	56,481

Income Statement for the 6 months ended June 30, 2021
Historical classification	For the 6 months ended June 30, 2021 ($’000)	Pro Forma classification
Cost of revenues, excluding depreciation and a	148,493
Selling, general and administrative expenses	41,933

	190,426	Cost of operations, excluding depreciation and amortization
Transaction costs	2,701	Acquisition- related costs
Depreciation expense	25,385
Amortization expense	4,968

	30,353	Depreciation and amortization

13

Restructuring charges	948
Severance and related costs	402
Other income, net	(4,162)

	(2,812)	Settlement costs and other ( recoveries)
	3,229	Operational financial instruments revaluation and other (gains) losses
	29,017	Interest expense, net

Interest expense, net	32,246

14